UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    COMMISSION FILE NUMBER 0-32121

                         AMENDMENT NUMBER 1 TO

                              FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                   INOUYE TECHNOLOGIES (CANADA) INC.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

      Canada (Federally)                       	Not Applicable
-------------------------------         -------------------------------
(State or other jurisdiction of         I.R.S. Employer Identification
incorporation or organization)          Number

                  Suite 708, 1155 West Pender Street
                    Vancouver, B.C. V6E 2P4 Canada
                  ----------------------------------
     (Address of principal executive offices including Zip Code)

                       Telephone: (604) 801-7409
                       Facsimile: (604) 274-8006
                      ---------------------------
                      (Issuer's telephone number)

  Securities to be registered pursuant to Section 12(b) of the Act:

                                 None

  Securities to be registered pursuant to Section 12(g) of the Act:

  Common Stock, no par value per share, unlimited number of common shares authorized, 21,805,788 issued and outstanding as of November 30, 2000.

                           (Title of Class)


PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.

     Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

     2.  Our ability to generate customer demand for our products;

     3.  The intensity of competition; and

     4.  General economic conditions.

     All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                                PART I

     Inouye Technologies (Canada) Inc. ("we", "us", "our") is filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;

     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

     3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

     We are filing this Form 10-SB on a voluntary basis in order to make our financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over the Counter Electronic Bulletin Board. We anticipate filing an information statement with a sponsoring NASD Broker-Dealer for listing of our common stock on the OTC Electronic Bulletin Board upon completion of the comment period for this Form 10-SB filing.

     We believe that by filing such Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act as well as listing our common stock on the OTC Electronic Bulletin Board, we can attract the financing necessary to implement our plan of business. We believe that investors risking venture capital may require our common stock to be publicly quoted prior to their investing, and that the existence of such a market will reduce our cost of obtaining venture capital. There is no assurance that these assumptions are correct.

HISTORICAL OVERVIEW OF OUR COMPANY

     Inouye Technologies (Canada) Inc. was incorporated under the laws of the Province of Alberta, Canada on April 16, 1926 and was subsequently continued as a federal company under the Canada
Business Corporations Act on June 18, 1980. Since our incorporation, we have undergone several prior name changes and, on December 15, 1999, our name was changed from Vescan Equities Inc. to Inouye Technologies (Canada) Inc. We are also registered as an extraprovincial company under the laws of the Province of British Columbia since September 1, 1994.

     Our corporate office is located at Suite 708, 1155 West Pender Street, Vancouver, B.C. V6P 2P4, Canada and our telephone number at this location is (604) 801-7409.

     We own a wholly owned subsidiary company, Inouye Technologies Inc. ("Inouye") which was incorporated under the laws of the Province of British Columbia on April 9, 1998 under the name "562796 B.C. Ltd." and subsequently changed its name to Inouye Technologies Inc. on May 18, 1999.

     We are a reporting issuer company in Alberta, Canada and our Common Shares are currently traded on the Canadian Dealing Network (CDN SYMBOL: ITII).

     In the past, we were primarily engaged in the exploration of mineral resources properties. Our main interests consisted of various mineral properties in Mexico and the Northwest Territories of Canada. During such period, we incurred approximately CDN$684,461 in acquisition and exploration costs on the Mexico property and a further CDN$6,704,665 in acquisition and exploration costs on the Northwest Territories properties. Due to a lack of encouraging results the mineral properties were subsequently abandoned and the investments were written off and we reorganised our affairs.

     As part of our reorganization, we completed a consolidation of our capital stock, acquired all of the issued and outstanding shares in the capital stock of Inouye (private company)in consideration for 16,700,000 of our post-consolidation Common Shares issued at an aggregate price of CDN$882,500 and changed our name to Inouye Technologies (Canada) Inc.

     Shareholder approval for the acquisition of Inouye, the share consolidation and name change was obtained at our 1999 annual shareholders' meeting. The shareholders also elected Brian Inouye, Shailen Singh and Sean Tan to the board of directors at the annual stockholders' meeting.

     In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "CDN$" refer to Canadian Dollars and all references to Common Shares refer to the Common Shares in our capital stock.

BUSINESS OF OUR WHOLLY OWNED SUBSIDIARY

     Inouye is in the business of researching, developing and manufacturing state-of-the-art, high-end audio products such as a series of power amplifiers, pre-amplifiers, speaker systems, power-line conditioners and home-theatre products.

     In 1984, Brian Inouye, our founder, developed a technology that spawned a number of products starting with a general purpose, limited production, laboratory use only power-line conditioner. After four years of product development, the first commercial application of this technology was realized as a portable, dual-section, power-line conditioner known as the Synergistic Power Line Conditioner ("SPLC"). This device was developed to protect electronic equipment such as audio and video products from EMI (electromagnetic interference), RFI (radio-frequency interference), natural atmospheric disturbances (lightning), and to ensure public safety.

     In addition to its protective mode, the SPLC also enhances the performance of the electronic equipment it was designed to protect. The dual section power-line conditioner was designed based on the theory that AC mains electrical power lines constantly act as a transmission line that carries noise pollutants and electromagnetic signals into the household's electronic equipment in addition to electrical power. As a consequence of the presence of these unwanted pollutants, the life-span and performance of the electronic equipment is severely compromised.

     In 1992, Mr. Inouye incorporated Brian Inouye & Associates Ltd. ("BIA") to oversee the continuing research, development, and marketing of its power-line conditioner. As a result of such ongoing research and development, the device has undergone numerous changes and improvements to its original design and performance capability. Although BIA's efforts were directed primarily to research and development, BIA also carried out a limited amount of manufacturing and sales of high-end audio components such as integrated amplifiers, pre-amplifiers, power amplifiers, loudspeakers and subwoofer products to select test markets.

     Effective March 1, 1999 Mr. Inouye and BIA assigned all of their right, title and interest in the powerline products including SPLC and certain other products (collectively the "Products") to Inouye for a purchase price of CDN$845,000. Such purchase price was satisfied by way of the issuance of a total of 13,000,000 common shares of Inouye to Mr. Inouye, BIA and certain other persons.

     Inouye's first line of business is the power-line conditioner and audio technology research, development and manufacturing business. Inouye's power-line and audio products, which are developed under a strict set of criteria with a view to retaining the underlying intellectual property, are described in detail below:

INOUYE TECHNOLOGIES

Power Problems

     The AC mains power distribution grid has evolved from technology originally developed to run trolley cars and light bulbs. It was not designed to be particularly quiet, safe or to power sensitive electronic equipment. The power companies now distribute power fraught with a virtual cesspool of electrical garbage. It is not unusual for the average digital alarm clock to gain or lose time (sometimes several minutes a day) due to these line-born anomalies. Any line-powered electronic equipment that relies on line-frequency synchronization will be adversely affected by line-borne anomalies. Digital equipment, both audio and computer may die a premature death or prove unreliable due to the same.

     Inouye created technologies that have absolute control over sometimes infinitesimally small circuit elements. This methodology has created for Inouye world-class products. The company's Synergistic Power Line Conditioner (SPLC) has been in production for over ten years boasting a failure rate of zero for the whole production. Likewise, Inouye audio products are digital capable and justify a life-time warranty as well.

Technology Overview: Power-Line Conditioning

     When we plug an audio or video component into the AC mains we become victim to all the high-frequency noise, voltage spikes and current surges that today's electrical appliances dump onto the power lines. These power lines are inherently very low in impedance and it is this characteristic that makes the power lines a virtual cesspool of electrical garbage. Overhead power lines acting as endless antennas eventually find their way into our environment where they give rise to their own contribution of interference and noise.

     Atmospheric disturbances can produce both electrical and magnetic fields that vary with not only distance but frequency and time. Unless addressed separately, these contaminants can have a deleterious effect on the AC mains and can be potentially harmful to our equipment. The Inouye Power-Line Conditioning Technology offers serious protection and ensures that these harmful artifacts will never pass through to the equipment, but are safely diverted away.

     The Inouye Power-Line Conditioning Technology also reduces harshness, lowers background noise, and improves low-level resolution creating a greater sense of increased micro-dynamics. Imaging specificity as well as a deeper and more realistic three-dimensional sound-stage are readily noticeable. One of the most significant reasons why the Inouye Power-Line Conditioning Technology is able to improve an audio presentation is its inherent ability to do away with the everyday contaminants that attach themselves to the AC mains power.

     Additionally, it is not unusual to have dissimilar components of an audio or video system share a common circuit or, worse, share the same duplex outlet. When this happens, the smaller component (lower current consumption) will be modulated by the larger component (greater current consumption). The Inouye Power-Line Conditioning Technology prevents equipment interaction as well by ensuring near total isolation between each set of duplex outlets regardless of the load type.

     It is also not unusual to connect a variety of technologies together in a single system. For example, HDTVs, DVD and CD players, and DA converters both incorporate digital circuitry that can generate a significant amount of high-frequency noise. This high-frequency noise, unless isolated from the AC mains power lines, imposes itself on the power line contaminating the power that supplies the analogue portion of the equipment in the system. The Inouye Power-Line Conditioning Technology not only attenuates this conducted RFI (radio-frequency interference) and EMI (electromagnetic interference), but also minimizes equipment interaction at high-frequencies within the control environment. All Inouye power-line conditioners incorporate bi-directional, multi-stage conditioning circuitry. This unique ability minimizes equipment interaction and assures optimum fail-safe operation. With lower AC power-line noise, audio is cleaner and more resolute, video picture quality is free of background noise and resolution is greatly improved.

     As a result, products incorporating the Inouye Power-Line Conditioning Technology realize improved reliability, efficiency and enhanced performance. Without adequate protection these electrical anomalies not only endanger our equipment, but our environments and lives as well.

Technology Overview: Audio Amplification

     Audio amplifiers are still fundamentally underdeveloped as compared to the efforts assigned to cellular communications, digital television and personal computers. One of the reasons building a good power amplifier is a major undertaking is the need for an amplifier's frequency response to span over three decades of audio reproduction (20Hz to 20kHz).

     Though global satellite communications are transmitted in the multi-gegahertz, bandwidth is no greater than one decade. The high-fidelity audio amplifier has a technological performance challenge that triples that required by the cellular or satellite telephone communication system. Regrettably, little has changed or encouraged designers to seek new circuit topologies or develop new test and measurement processes since the 3-stage transistor power amplifier was designed in the mid 1960s (Dr. Matti Otala, Helsinki, Finland). By and large, industry has been a me-too (copycat) fraternity where it comes to circuit design topologies.

     To develop the Inouye Audio Amplification Technology considerable effort was assigned to the basic amplifier circuit topology, particularly with regard to how transistors (both bipolar and unipolar) are employed. Early transistor amplifiers inherited their designs directly from research that sustained the vacuum tube audio industry for almost forty years. These early solid-state designs demonstrated gross distortions and instability, heretofore unknown. Inouye created a new technology, a new methodology for test and measurement, and redefined the criteria that the transistor amplifier should be subjected to.

     The Inouye Audio Amplification Technology solution yields the most balanced (cost versus performance), musical and reliable audio products since the transistor's introduction in 1947 (John Bardeen, Walter H. Brattain, et al). This technology also embraces a philosophy that commands a systematic methodology of research and development, production assembly, designed-in testability and quality assurance; a philosophy that equally applies to the physics of mechanical systems, as in our loudspeaker designs, as it does to our electronic systems.

OVERVIEW OF SELECTED INOUYE PRODUCTS

Inouye Portable Dual-Section Power-Line Conditioner

     The Synergistic Power Line Conditioner ("SPLC") is a portable, dual-section, power-line conditioner designed to protect electronic equipment by suppressing high-energy surges/transients, radio frequency interference, and all types of noise including pulsed, continuous, and intermittent. Virtually any electrical or electronic equipment that feeds interference into, or picks up interference from, the power lines will be adequately filtered. As a result, the performance and life span of the electronic equipment plugged into the SPLC is greatly enhanced.

     The SPLC was used at the televised 1992 American Music Awards presentation for its theatrical lighting systems and to enhance audio and video performance. In addition, the SPLC has also been used by numerous companies such as Pioneer to showcase their electronic products (e.g. stereo, video, DVD, HDTV, etc.) at trade shows and exhibitions.

     Inouye is presently involved with further developing the technology for several commercial and industrial specific versions of the SPLC in response to market interest. One commercial version is a permanent unit built into electronic equipment and appliances for OEMs (Original Equipment Manufacturers).

     General Product Description:

     The SPLC consists of a 14 gauge aluminum chassis finished with semi-gloss black epoxy base enamel with gold silk-screening. The internal electronic components are securely mounted to a military specification double-sided PTH glass epoxy circuit board with a flash point of 23 C. The internal wiring is 14 AWG and is rated at 105 C. All the electronic components are CSA and UL approved.

     The SPLC has two isolated and individually grounded hospital grade outlets attached at the front panel. The rear panel consists of an IEC recessed 3-prong type power-line receptacle with a high-frequency bypassed red-lighted 16A/250VAC rocker switch to control the electrical power. Power enters through a detachable two-metre long 14AWG IEC line cord and passes through a standard 16A/250VAC IEC connector into a built-in 15-ampere thermal circuit breaker.

     The SPLC is divided into four primary circuits, two secondary circuits, and two tertiary circuits. Each primary circuit comprises a set of two bi-directional high-frequency, low-pass filters for preconditioning and phase-compensation. Each of the secondary circuits comprises two radio frequency interference suppression circuits to eliminate common-mode and differential noise.

     The third circuits each comprise a double-fused, voltage and current transient-suppression circuit to suppress common-mode and differential spikes and surges. Visual indicators are provided to alert the user when the transient-suppression circuitry has been compromised. The SPLC device is rated at a maximum output power of 1,800 watts.

     Background:

     Since 1984, there has been a proliferation of power-line conditioners; devices ranging from simple spike-suppressors to elaborate isolation transformers. At one time, the power-line anomalies that presented themselves to simple electromechanical systems or earlier vacuum tube (valve) circuits were considered trivial and more of a nuisance than a serious problem.

     Traditional methods of noise and surge protection are now proving to be inadequate in most applications. The increase in pollutants affects many aspects of our everyday lives including an impact on the electrical power we consume. For example, with the constant growth in global communication, data processing, personal computer, etc., radiated electromagnetic energy increases. If our electronic equipment does not directly utilize this electromagnetic energy, then there are often significant and sometimes destructive consequences.

     Most power problems that affect our electronic equipment are often erroneously blamed on the power utilities. It is the journey through the grid or distribution system where the power line becomes contaminated. The AC mains power line brings us far more than we bargained for. Often superimposed on the voltage and current waveforms is a copious amount of interference. This interference may be random in nature and subsequently difficult to isolate.

     Overhead power lines acting as endless antennas eventually find their way into our environment where they give rise to their own contribution of interference and noise. These power lines, acting as transmission lines, not only carrying the 60Hz electrical power that they were designed for, but also noise in the form of radio frequency interference. Like an antenna, an electrical power line has the ability to radiate and absorb electromagnetic interference as well and distribute it throughout the power grid.

     Atmospheric disturbances can produce both electrical and magnetic fields that vary with not only distance, but frequency and time. Unless addressed separately, these contaminants can have a deleterious effect on the AC mains and can be potentially harmful to electronic equipment. Audio/video equipment and virtually any piece of electronic equipment that comprise both an input power transformer and a rectified power supply contribute a significant amount of total harmonic distortion themselves to the power lines. In contrast to high-frequency noise, total harmonic distortion is a continuous low-frequency problem and requires a different approach.

     All noise that is generated by synchronous devices is harmonically related to the electrical power fundamental line frequency. These harmonics generally begin as low order frequencies, and then progress through the spectrum to many megahertz. Even line voltage that appears to be clean on an oscilloscope can contain harmonics if the sine wave has been smoothly distorted in shape. These harmful by-products of our electronic age eventually find their way through to the very heart of our equipment unless significant remedial measures are employed. When you consider that all we are really listening to or viewing is modulated AC mains power, then we can appreciate that as the power line quality improves likewise will our enjoyment.

     Electrical interference of one kind or another may originate in our own homes by way of a faulty fluorescent light-fixture, an electronic light dimmer, all sorts of electrical motors or an assortment of microprocessor based appliances. For example, personal computers, CD players and digital-to-analogue converters all incorporate digital circuitry that can generate a significant amount of high-frequency noise. This electrical interference, unless isolated from the AC mains power lines, ends up contaminating the power that supplies the rest of the equipment in our home.

     It is also not unusual to connect a variety of technologies together in a single home entertainment system. Quite often, dissimilar components will share a common circuit or, worse, share the same outlet. When this happens, the smaller component (lower current consumption) will be modulated by the larger component (greater current consumption). If the larger component is an audio power amplifier, this could end up modulating the preamplifier or source.

     A power-line conditioner is not simply a high-frequency filter eliminating radio frequency interference that would be better left to the preamplifier or power amplifier power supplies to eradicate. Conventional filters such as Chebyshev or Butterworth are designed to give significant attenuation at frequencies close to those, which are attenuated the least. They produce optimum performance when their ports are terminated at the correct impedance. Any deviation from this will cause degradation in the phase and amplitude response of the filter. In particular, Chebyshev or Butterworth response is not needed as the frequencies that are the least desirable are far removed from the line frequency that we wish to pass.

     Power-line conditioners should accept a variety of load impedances without adversely affecting its low-pass characteristics. In order to halt the propagation of high-frequency interference in both directions a power-line conditioner requires a bi-directional, multi-stage protection system located between the AC mains power source and the equipment being powered.

     Power-line conditioners should be capable of suppressing not only radio frequency interference and their harmonics, but also electromagnetic interference, voltage and current transients (spikes and surges) and even lower the risk of natural atmospheric disturbances. Another required feature of a power-line conditioner is the ability to resist the interaction and modulating effects of dissimilar loads.

     Power-line conditioners comprise a whole family of noise, spike and surge suppression devices. This family is divided primarily into two main categories: passive and active devices. The active devices are principally the hot-standby, uninterruptible power supplies (UPS) used for microprocessor-based, data-processing equipment. This category may also include a form of dynamic power-factor correction. The passive devices include everything else all the way down to the lowly power-bar surge suppressor. This latter category includes devices that can be as complicated as ferro-resonant power transformers, balanced power isolation transformers or as simple as single-stage, high-frequency low-pass filters.

     Since 1972, the MOV (metal oxide varistor) has predominately been the transient voltage suppressor of choice. Acting as a voltage-dependent variable resistor, these devices short in response to a transient over-voltage by internally dissipating the total impulse energy. If the voltage rating of the MOV is chosen carefully, then the circuit lives on for another day. If not, the circuit falls or the MOV self-destructs.

     Voltage transients can range anywhere from harmless, near unmeasureable values to voltages as high as several kilovolts. It is not unusual to have regular voltage transients in excess of 2kV. These transients may be very short in duration and therefore manageable by the typical MOV where the total energy content is low.

     Most power-line conditioners by their very nature will likely suppress high-frequency noise with a simple capacitor. The series line resistance, perhaps only fractions of an ohm, coupled with a shunt capacitor to ground, creates a simple resistor and capacitor network known as a first-order low-pass filter. High-frequency suppression will fall at 6dB per octave. This means that the amplitude is halved each time the frequency is doubled. This is not necessarily bad, but, by cascading several stages, a power-line conditioner can provide substantially more high-frequency noise suppression.

     Power-line conditioners should have the ability to suppress signals above its cut-off frequency making it useful in reducing the transfer of noise from the source to the load as well as from the load back into the power lines. This will ensure absolute isolation between pairs of outlets. Power-line conditioners need not show any significant suppression until the multi-kilohertz range to minimize any reactance at line frequencies or even several harmonics away. The only loss exhibited by power-line conditioners should be the windage of the inductors themselves.

     Whether power problems are the result of natural phenomenon, conducted radio frequency interference, electromagnetic interference, or total harmonic distortion, considerable effort and a variety of technologies must be synergistically applied to ensure successful, safe, and reliable operation of our electronic equipment.

Inouye VideoGuard Power-Line Conditioner

     The VideoGuard is similar to the SPLC in that it is also a portable power-line conditioner designed to protect electronic equipment by suppressing voltage transients, radio frequency interference, and pulsed, continuous, and intermittent noises. However, the VideoGuard uses a new patentable noise suppression technology designed in-house by Inouye. Inouye is currently pursuing patent protection on this product design.

     This new technology enables the company to design the VideoGuard that is optimized for, not only high-end video applications, but general-purpose television viewing. These enhancements also protect equipment, both CATV cable and electrical connections, from the onslaught of atmospheric disturbances such as lighting, safeguarding both the equipment in use and the user.

     General Product Description:

     The VideoGuard is a portable power-line conditioner designed to protect a television's AC power circuitry, TV/Antenna (CATV/ANT) input circuitry and any associated ancillary equipment such as DVD, Laserdisc or VHS machines.

     Power-line conditioning is afforded by way of an electronic multi-stage, bi-directional noise suppression system and a three-level, high-energy, transient and surge protector.

     The VideoGuard is available in two versions. Both units are housed in a matte-black, textured, glass-filled polycarbonate
(Lexan(TM)), injection-molded plastic case ensuring a virtually indestructible and fire-retardant structure.

     All the electronic components are CSA certified and UL listed where necessary and assembled to the strictest of instrument-grade commercial standards. All internal electronic components are securely mounted to a military specification double-sided, plated-through-hole (PTH), glass-epoxy circuit board.

     The VideoGuard comes as a completely assembled unit. An 18 page owner's manual prepared by our applications engineering department answers ten of the most frequently asked questions regarding power-line conditioning. This manual is designed to fully acquaint the user with the VideoGuard and power related problems.

     Also included in the manual are fully illustrated diagrams detailing basic applications and the necessary precautions to take in order to maximize its use for a flawless installation.

Inouye PM-2 Preamplifier and PA-100 Power Amplifier

     Although the choices available for separate home audio systems are many and varied, matching a system in terms of compatible music recovery capability makes the task increasingly difficult. Many expensive separate home audio systems fail to achieve their maximum performance due primarily to the lack of properly matched components.

     In order to eliminate problems of incompatibility, the PM-2 Dual Mono Preamplifier and the PA-100 Dual Mono Power Amplifier have been specifically designed to mate with each other as a pair, both sonically and aesthetically, to produce a fully optimized and compatible musical recovery system. This means that the sonic presentation produced by the PM-2 and PA-100 system has a higher level of resolution and greater spatial/ambient information recovery. As a consequence of this, the end result has a more layered and realistic 3-dimensional sound stage.

     Both the PM-2 Preamplifier and PA-100 Power Amplifier have been produced on a limited basis and distributed for market testing. The company will begin full-scale production of the PM-2 Preamplifier and PA-100 Power Amplifier in the near future.

General Product Description

     The PM-2 Preamplifier comprises two chassis finished with semi-gloss, black epoxy enamel with gold silk screening. The remote power supply is housed in a 14 gauge aluminum chassis whereas the control chassis is contained in a black epoxy enameled, 16 gauge welded steel enclosure with aluminum cover. All electronic components are securely mounted to a military specification double side, PTH, glass epoxy circuit board with a flash point of 230 C. The front panel is made of 3/8-inch thick glass-beaded natural anodized matte finished aluminum plate.

     The PM-2 Preamplifier control chassis employs six highly regulated power supplies feeding a network of low-pass filters that supply a dual-channel line amplifier. All switches in the audio path are military specification silver plated for long life and quiet operation. The main board includes a delay circuit that eliminates turn-on transients and harbors the line-stages and support circuitry. Optional daughter boards are available for phono stage circuitry or additional line-stage outputs. Frequency response is greater than 200kHz. Noise is down 90dB for a 1V output.

     The PA-100 Power Amplifier is housed in a black epoxy enameled, 16 gauge welded steel enclosure with 1/8 inch thick black anodized aluminum lid. All visible screws are black steel alloy flat head socket screws. The front panel is a 3/8 inch thick glass-beaded natural anodized matte finished aluminum plate. The front panel supports two custom designed solid aluminum handles finished as above. All electronic components are securely mounted to three, military specification doubled-side, PTH, glass epoxy circuit boards.

     The PA-100 Power Amplifier incorporates a three stage AC to DC high-current power supply. The dual channel (stereo) amplifiers are related at 100 watts RMS into an 8W load; 184 watts into a 4W load. Minimum continuous load is 2W operating as a class AB stereo power amplifier.

     Circuit Description:

     The input circuitry of the power amplifier is a matched, cascoded, bipolar transistor differential stage. Although a differential pair has twice the perceived noise (Fletcher-Munson effect) of a single-ended first stage, a well-balanced differential first stage will inherently reject supply correcting. A differential-amplifier stage has shown that perfectly matched transistors (thermally matched in a common package) and matched in terms of VBE and hFE would allow for the lowest possible VOS and total harmonic distortion; this assumes balanced choices for source and feedback resistances. This is taken advantage of in this design by employing hand-selected, dual transistor pairs.

     The input-stage is biased from a true current source whose output is converted to a single-ended current via a unity-gain current mirror. This current is necessary to feed the input of the very low input impedance of the emitter-follower predriver. This circuit topology achieves exceptional DC performance with very
predictable and very reliable low VOS, nominally less than   2.0mV
production spread, with little or no VOS (voltage offset) adjustment.

     The cascoded input-stage allows for the use of lower noise, lower voltage, dual bipolar transistors that would otherwise be prohibitive due to the higher supply rail voltages inherent in a power amplifier. This cascoding of the input-stage has the intrinsic ability of lowering noise at high frequencies as well. In addition to biasing each transistor of the differential stage at 2mA (which greatly increases slew rate), the cascode pair is biased from a regulated, highly stable, temperature-compensated supply. Adjunct to the slew enhancement techniques applied above, simple emitter degeneration is implemented. By resistively and thermally matching these emitter resistors, any contribution to VOS is minimized. The complexity of properly applying cascoding substantially improves linearity, in particular by overcoming the inherent distortions caused by the "Miller" effect. This application also provides for the best possible common-mode and power supply rejection ratios.

     The above-mentioned "Miller" or "early voltage" effect is a phenomenon by which an effective feedback path between the input and output of a semiconductor device is provided by the capacitance between the specified electrodes. This can affect the total input impedance that results in the total dynamic input capacitance being always equal to or greater than the sum of the static electrode capacitances. The benefits of cascoding are extremely important at this stage where regenerative feedback is virtually ineffective for CMRR (common-mode rejection ratio) and PSRR (power supply rejection ratio).

     To further reduce the effects of common-mode signals (thereby encouraging CMR), it was necessary to fully balance the AC impedance of the differential input-stage bipolar transistors. This involved more than simply equalizing resistor values; properly balancing the differential input-stage lowers distortion due to the reduction of output currents from the input-stage differential pair in response to common-mode input voltage. This reduction in the conversion process also decreases thermal drifts.

     In view of the non-standard source impedances available, this power amplifier has been specifically designed to mate with the PM-2 Preamplifier, thereby ensuring optimized impedance matching and CMRR. The initial sonic benefits are improved low level resolution spatial and ambient information recovery and overall better specificity, which translates into excellent imaging and a more realistic 3-dimensional sound stage portrayal.

     The thinking today has predominately assumed that the only solution to low-frequency group-delay distortion is the elimination of all coupling capacitors. Unless a no-holds-barred design, a truly direct-coupled amplifier (with absolutely no capacitors in the signal path or feedback circuitry) is inherently unreliable and prone to thermal drift. The consequences can be a significant, and often unpredictable amount of VOS at the speaker terminals due to temperature drift, semiconductor mismatch or simply component aging.

     The common practice today is to compensate any VOS drift with a comparator and a servo amplifier. This method of controlling VOS is to examine the output for excess VOS and apply an offsetting voltage to the amplifier input. The problem arises when we remember that we must integrate the signal over its entirety and divide the result by the time during which it was examined. This gives us the average DC value of the waveform. Therefore any VOS reduction circuitry can only respond after the fact...too late, since the waveform has already passed through the amplifier before the error can be distinguished from the signal.

     Inouye's solution was to retain the coupling capacitors, but include a low-frequency, group-delay compensation network. This network directly compensates for the low-frequency attenuation created by the first and predominant roll-off. The low-frequency characteristics in the time domain from 1Hz to 10Hz is substantially improved with a -3dB corner frequency better than 3Hz as well as better low frequency transient response and overall control.

     Another prerequisite of this amplifier was to ensure that the power bandwidth was passively limited, rather than being a manifestation of the active circuitry limitation. Therefore, the bandwidth of the total amplifier circuitry is limited by passive components in the low-frequencies, by way of the feedback path and at high-frequencies, by the input filter. This passive input filtering ensures the amplifiers overall frequency response remains well below the frequency limitations of the active componentry.

     The benefits are twofold, primarily freedom from instabilities, and equally as important, but often misunderstood - transient intermodulation distortion (TID). The low-frequency limiting is accomplished by a polypropylene bypassed, low ESR, audio grade, electrolytic capacitor. This capacitor guarantees that the output is referenced to ground potential, due to the increasing degenerative-feedback (negative-feedback) as frequencies approach
DC. This not only provides for a stable and reliable amplifier, but also overcomes many of the obstacles regarding VOS mentioned earlier.

     In addition to the global degenerative-feedback, local-feedback is employed in a number of locations for a total closed-loop gain of approximately 24. This technique raises the output impedance of the second stage common-collector bipolar pairs by way of a pair of common-drain MOSFETs; the inherently faster switching capabilities of the MOSFETs ensure less phase shift than their bipolar counterparts. This allows the output impedance of the driver stage to be independent of the modulating effects of amplitude and frequency on the junction capacitance's, hence one less contributor to a form of dynamic distortion. This compound driver stage therefore comprises a class "A" biased at 25mA. This common-collector stage provides a very low impedance and high current drive in addition to isolating the predriver's high output impedance from the non-linearity of the low power MOSFET's input capacitance.

     This next low power stage is a common heat-sinked pair of complementary MOSFETs in a common-drain configuration, biased at approximately 30mA. These MOSFETs additionally ensure that the final output stage MOSFETs have sufficient gate drive current to charge and discharge the input capacitance of their gates. This allows for extra current when needed, particularly when driving low impedance speaker loads at high frequencies.

     The output stage not only provides the necessary signal gain, by way of current requirements, but also is susceptible to all the back EMF and cable reflections typical of any amplifier/speaker interface. This is compounded by the prevalence of exotic, time compensated speaker cables. These hardships imposed on the power amplifier are particularly true in a class "AB" design, and where audio signals are dealt with via a (supposedly) complementary stage. Regarding complementary output devices, typically their inherent mismatched parameters goes unnoticed or certainly improperly addressed. All the semiconductors used herein are individually tested and hand-selected for proper matching characteristics.

     The output power stage is also a common-drain MOSFET configuration. Although a common-drain MOSFET output stage is less efficient than a common-source configuration, it is inherently more economical and more forgiving to device matching and henceforth current sharing. This makes for a consistently more reliable amplifier. A common-drain output stage requires the driver stage to swing the entire output voltage range, after subtracting bias voltage, this would require an additional dual polarity, but higher voltage power supply for the output stage to be capable of swinging from rail to rail. While power MOSFETs have many advantages, one problem is the MOSFET's lower transconductance that results in considerable crossover distortion unless biased extremely high. Likewise, harmonic distortion increases over bipolar, typically +10dB. Regardless of the aforementioned concerns the advantages outweigh the disadvantages in this application.

     The output devices chosen for this power amplifier are capable of operating extremely linear when biased at a minimum of 100mA and driven from the very stable and high current driver stage previously mentioned. Therefore, this is the minimum bias current used here and why MOSFET's temperature coefficient is zero; this allows for practically no temperature drift, eliminating the need for an elaborate bias-tracking circuit.

     The output stage is coupled to the amplifier output terminals through a quasi second-order low-pass filter. Though raising the measured damping factor, this decoupling network reduces THD at high frequencies and minimizes the risks of parasitic oscillations. The output inductor has increasing impedance at high frequencies and henceforth prevents capacitive loads from shorting the output stage.
 Properly matching the output series inductor with an appropriate damping resistor minimizes the overshoot and ringing prevalent when driving into highly reactive loads by reducing the "Q" of the resonant circuit.

Inouye I-250 Stereo Integrated Amplifier

     As the purchasing power increases in North America due to the healthy economic condition, more and more people are considering buying upscale audio products that are smaller and simpler in design but still offer an esoteric value. These high-end specialty audio purchases are in direct contrast to the mass-market remote controlled surround sound mega systems available today.

     As a result of the change in market sentiment, the company has developed a prototype integrated stereo amplifier to accommodate this market segment. Although capable of being mass-produced, the construction and detailing that comes with the I-250 Stereo Integrated Amplifier is first class all the way. It features a remote power supply that is unique in the industry for this type of product and price point.

     The prototype unit's performance has far exceeded all design and performance criteria to date. Requests have also been received from interested distributors to convert the I-250 Stereo Integrated Amplifier with two channels to a multi-channel system that can be used for theatre surround sound purposes. The company is currently researching the possibility of expanding the two channels to multi-channels system.

     General Product Description:

     The I-250 Integrated Amplifier comprises two chassis. The remote power supply is housed in a 14 gauge aluminum chassis with matching lid. Finish is semi-gloss, black epoxy enamel with gold silk-screening. The control chassis is housed in a black epoxy enameled, 16 gauge welded steel enclosure with 1/8 inch thick black anodized aluminum lid.

     All electronic components are securely mounted to a military specification double-side, PTH, glass epoxy circuit board. Circuit board silk-screening and component ident. has a flash point of 230oC. The front panel is a 3/8 inch thick glass-beaded natural anodized matte finished aluminum plate. All electronic components are securely mounted to three, military specification doubled-side, PTH, glass epoxy circuit boards. Minimum continuous load is 3W.

     The I-250 control chassis houses a dual-channel preamplifier stage, a dual-channel power amplifier section and six highly regulated power supplies. All switches in the audio path are military specification silver plated for long life and quiet operation. The main motherboard includes a delay circuit that eliminates turn-on transients. Optional daughter boards are available for phono stage circuitry or additional line-stage outputs. Frequency response is greater than 200kHz. Noise is down 90dB for a 1V output. Power output is 50 watts RMS into 8W and 85 watts RMS into 4W.

     Circuit Description:

     The I-250 Integrated Amplifier incorporates a four-stage push-pull audio power amplifier design comprising a complementary MOSFET output stage driven by fully discrete bipolar input and driver stages. This power amplifier was designed not as a no-holds-barred approach or as an unusually esoteric design.
Rather, a mid-priced, though, up-scale, high-end contender. It includes a cascoded and symmetrical differential-amplifier input stage, a voltage-amplifier gain-stage, a high-current, voltage-boosted buffer and dual VBE multipliers for bias stabilization. Hallmarks of power amplifiers in this price category often exhibit grainy high-frequencies and loose, uncontrolled, low-frequencies, typical symptoms of poor linearity and a high-frequency instability problem.

     Emphasis has been put on increasing open-loop linearity as well as ensuring excellent stability into a variety of speaker loads that are as low in impedance as they are high in inductance, both real-world conditions. The thinking today has assumed that the only viable and perhaps the only practical solution to minimize low-frequency group-delay distortion is to eliminate the input coupling capacitor.

     A truly direct-coupled amplifier, with absolutely no capacitors in the signal path or feedback circuitry, can prove to be unreliable. The consequences can be a significant and often unpredictable amount of VOS at the speaker terminals due to thermal drift, semiconductor mismatch or simply component aging. Another factor to consider is the non-standard output impedance typical of the average returned to ground via the lower output impedance of the preamplifier's output stage. It is not unusual to have a preamplifier with output impedance ranging from as high as 10KW to lower than 10W.

     The alternative to AC coupling is to compensate any VOS drift with a comparator and a servo amplifier. This method of controlling VOS is to examine the output for excess VOS and apply and offsetting voltage to the amplifier input. The problem arises when we remember that we must integrate the signal over its entirety and divide the result by the time during which it was examined. This gives us the average DC value of the waveform. Therefore, any VOS reduction circuitry can only respond after the fact...too late, since the waveform has already passed through the amplifier before the error can be distinguished from the signal. An audio-grade film capacitor is included as part of the input signal conditioning where signal is fed into a polypropylene bypassed polycarbonate film capacitor, which is sized to minimize low frequency phase shift.

     The radio frequency interference input filter follows and is incorporated to maximize RF suppression with an fhb of approximately 200kHz. This input signal conditioning forms a passive band-pass filter set at over a decade above and below the minimum requisite bandwidth of 20Hz-20kHz for minimal phase shift at the pass-band. This RC filter network not just a capacitor to ground, is in series with a small value resistor, providing an additional transfer function-a zero. This zero, eliminates an additional pole, and therefore an additional phase lag, otherwise the high frequency phase shift would eventually approach 90 , and be prone to oscillate.

     A low ESR, electrolytic capacitor in the return leg of the global-feedback network, accomplishes further low-frequency limiting. This capacitor guarantees that the output is referenced to ground potential due to the increasing degenerative-feedback (negative-feedback) as frequencies approach DC. This not only helps to stabilize the power amplifier, but also overcomes many of the obstacles regarding VOS mentioned earlier. The input stage illustrated comprises a symmetrical cascoded pair of differential-amplifiers. This input stage is essentially a voltage-difference amplifier to current-output converter.

     Although a differential amplifier has twice the perceived noise, Fletcher-Munson Effect, as compared to a single-ended amplifier, a well-balanced differential amplifier can virtually eliminate 2nd-harmonic distortion and exhibit far greater power supply noise rejection, particularly at low-frequencies. Ideally the current-output seen at the collectors of a differential amplifier is completely independent of their respective input signals, only the voltage difference is amplified, hence common-mode rejection. Analysis of this error-correcting stage has shown that perfectly matched transistors, matched in terms of VBE and hFE, would allow for the lowest possible VOS and total harmonic distortion. It is of particular importance to balance the collector currents to ensure the lowest 2nd-harmonic distortion figures.

     The common practice today is to actively load each differential amplifier with a current mirror in order to ensure proper current balancing. Passively balancing the collector currents also has the advantage of not unnecessarily increasing differential amplifier gain that would otherwise occur due to the very high effective load impedance created by current mirror. This has only a marginal degradation on 2nd-harmonic distortion performance. This is in part owing to the very low load imposed by the following voltage-amplifier stage. Total harmonic distortion should therefore only be measurable at very high-frequencies. To further reduce the effects of common-mode signals, thereby encouraging the common-mode rejection, it is imperative to fully balance the AC impedance of the differential amplifiers as well. This involves more than simply equalizing resistor values.

     A truly balanced differential amplifier input stage lowers distortion by reducing its current-output in response to common-mode voltage-input. This reduction in the conversion process also decreases thermal drifts that could significantly degrade VOS. The benefits of cascoding are extremely important at this stage where regenerative-feedback is virtually ineffective for common-mode rejection and power supply noise rejection. Cascoding also increases the input stage's linearity and open-loop frequency response due to the minimization of the junction capacitance, Miller-effect, of the input transistors. Otherwise, this effect would adversely affect the total input impedance resulting in the total dynamic input capacitance being always equal to or greater than the sum of the transistor's static capacitances.

     To maintain the high bandwidth and gain capability of the input stage, its output impedance which is governed predominantly ROUT, must be terminated by a similar load impedance and a reasonably low capacitive load, CLOAD of the next amplifying stage. This is imperative to ensure a sufficient current swing at its output. The power amplifier's second stage is built around a complementary-cascode voltage-amplifier. The use of a cascode stage here serves the dual role of splitting the power dissipation between four devices as well as increasing open-loop frequency response. This stage provides the current-to-voltage conversion and provides the phase inversion necessary to drive the output stage drivers.

     The lower frequency response typical of a common-emitter amplifier is enhanced with the cascode connected common-base transistors. These common-base transistors inherently have the best high-frequency response as well as very high voltage gain, although current gain is slightly less than unity. As a large gain-stage, the voltage-amplifier can contribute a consequential amount of distortion if not linearized properly. First of all, it is assumed that if the global-feedback network addresses linearization of gain at low-frequencies, then high-frequency linearization must be addressed locally. Secondly, and perhaps more, is the fact that, although the voltage-amplifier stage is essentially a high gain stage in its own right, gain is difficult to maintain due to this stage's inherent sensitivity to loading. High gain must be maintained in order for local-feedback to be effective.

     The benefits mentioned earlier from passively limiting the high-frequency response of the input stage is equally realized here by the action of Cdom passively limiting the high-frequency response of the voltage-amplifier stage. Another reason to include these capacitors is the ease at which linearization is accomplished. Linearization can be so successful that any harmonic distortion contribution will be predominately lost in the noise floor and can be virtually ignored.

     As indicated previously, the load subjected to the differential amplifier stage should be as ideal as possible. High-frequency stability can easily be threatened by the cumulative phase errors that occur by cascading amplifier-stages. Therefore, the emphasis during development of the input differential amplifier stage and voltage amplifier stage was to eliminate the possibility of any high-frequency oscillations.

     The output stage is a highly biased class "AB" complementary push-pull source-follower (common-drain) MOSFET output stage. MOSFETs were chosen in view of the significantly less odd-order harmonic distortion that is contributed to the output signal than their bipolar junction transistor counterparts. This stage supplies all the current necessary for the speaker load. Connected to the output is another RC Zobel network that dampen any high-frequency resonances. This RC network terminates the output stage with a resistive load at high frequencies minimizing the possibility of oscillations. The inductor serves to isolate the power amplifier at high-frequencies from capacitive speaker/cable loads.

Modus I Home Theatre Subwoofer System

     Due to technology's continuous advancement in home theatre, the need for a fully compatible and upgradeable high-end subwoofer system becomes abundantly clear.

     The design objective in the development of the Modus I
Subwoofer System was to realize an unobtrusive integration of realistic and articulate low-frequencies (bass) with any satellite or theatre-surround sound system, THX, Dolby Digital, DTS and Pro
Logic included.

     The Modus I Subwoofer System includes an exceptionally flexible crossover system where both sound-pressure level (SPL) and crossover frequencies would be continuously adjustable.

     Additionally, ergonomics temper the design allowing for a remote crossover system that would allow locating the subwoofer's main enclosure where the low-frequency response was best and locating the crossover system's controls where they were most convenient.

     General Product Description:

     The Modus I Subwoofer System is a high-end, high-powered, professional home-theatre subwoofer. Included in the system package is a furniture-grade, ported, loudspeaker enclosure and all necessary electronics.

     The furniture grade wooden enclosure comes in a variety of finishes. The standard finish is piano-gloss black enamel.
Construction is typically from 25mm (1 inch) stock with reinforced corners and generous bracing. This ensures the lowest cabinet resonances and the tautest low-frequency bass extension.

     The loudspeaker enclosure houses a matched pair of 10 inch, long-throw, (approx. 25.4 cm) low-frequency drivers. The two drivers (woofers) are configured in a push-pull arrangement to minimize low-frequency total harmonic distortion (THD).

     The Modus I Subwoofer System also includes an exceptionally flexible, active crossover unit, all necessary controls and adjustments, and a high-current auto turn on/off 300-watt power amplifier.

     The system's electronics are housed within two separate chassis. The power amplifier is housed within a 14 gauge welded steel construction, semi-flush mounted chassis directly behind the subwoofer's grill frame. The housing that encloses the electronic crossover is constructed from 16 gauge, anodized aluminum. Finish is semi-gloss, black epoxy enamel with gold silk-screening.

     All electronic components are securely mounted to a military specification double-side, PTH, glass epoxy circuit board. Circuit board silk-screening and component ident. has a flash point of 230 C.

     Circuit Description:

     The Modus I Subwoofer System's electronics includes a dedicated high-current 300-watt power amplifier within the subwoofer's main enclosure. The short length required for connecting the subwoofer's two large woofers to the power amplifier would further the amplifier's ability to increase dynamic response which is greater than +4dB.

     The power amplifier is configured as a true motional feedback system. This system incorporates the driving voice coils directly in the feedback loop as opposed to monitoring cone-motion. Conventional cone-motion monitoring, either by way of a second voice coil per speaker or through a cone-mounted accelerometer, detects the cone motion (position) only after the damage has been done.

     The signal is routed to the Modus I Subwoofer System from the electronic crossover. At this stage, low-frequency adjustment is made via two continuously adjustable frequency controls and two continuously adjustable level controls.

     Direct input to the Modus I Subwoofer System is available from virtually any source. This exceptional flexibility allows this subwoofer to seamlessly integrate into any satellite or theatre-surround sound system regardless of format.

     Typically, electromagnetic interference is not a significant problem for power amplifiers as their power supplies are inherently ground (earth) referenced. In the Modus I Subwoofer System, this would create unwanted ground loops due to the distance, perhaps several metres, from the music source.

     To seamlessly integrate the Modus I Subwoofer System's electronic system into a theatre-surround sound system, Inouye developed a floating power supply that feeds a true balanced audio connection between the power amplifier and the electronic crossover.

     The Modus I Subwoofer System also features a power supply soft-start that minimizes reactive loading to the power-line. This coupled with the automatic delay on/off timer means that you adjust the Modus I Subwoofer System once and forget about it.

     The active crossover system is designed to be the most flexible in the industry. This system, normally mounted in a cavity behind the front grille frame can be dismounted and located remote to the main subwoofer enclosure for any installation requirement.

Electronic Hobby Kits

     During the manufacturing of electronic products, surplus parts and discontinued raw materials often stock up. This, coupled with any assembly-line interruption, will allow Inouye to manufacture a full line of educational/institutional teaching/learning aids to be sold as Electronic Hobby Kits. These kits, some of which have already been designed and tested, will be sold directly to electronic supply houses for distribution; similar versions of the same to educational/institutional school boards.

     An early understanding of electronic principles and systems eliminates the mystique of technology and better prepares the young adult to cope with the electronics permeating all aspects of our daily activities.

     Electronic Hobby Kits are electronic kits that come in an ideal assortment of project subjects as well as skill levels. A comprehensive instructional manual comes with all kits as well as an 800 number for the first time kit builder. The skill level required for assembly is ideal for the adult beginner or high-school student.

TRADEMARKS AND COPYRIGHTS

     Inouye relies upon patent copyright, trademark and trade secret laws to protect its proprietary rights in its products. Inouye has applied for registration in Canada and the United States of the trademark "INOUYE". While our competitive position may be affected by our ability to protect our proprietary information, we believe that because of the rapid pace of technical advancement in the industry, factors such as technical expertise, knowledge, and innovative skill of our management and technical personnel and our ability to rapidly develop, produce, enhance and market our products may be more significant than formal intellectual property protection measures in maintaining our competitive position.

     We will further protect our proprietary rights by requiring each employee, prior to commencing employment with us, to enter into an agreement with us which provides, among other things, that during his/her employment and for a specified period of not less than two years subsequent to the termination of the employment, the employee is prohibited from competing with us. This agreement also provides that the employee shall assign to us all intellectual property rights in any work undertaken by the employee.

     We are pursuing patent registration for all our products in Canada, United States, Great Britain and the Europe Community.

DEVELOPED PRODUCTS AND PRODUCTS AT MARKET TESTING STAGE

     All Inouye products are currently UL Listed and CSA Certified or NRTL/C Certified (Nationally Recognized Testing Laboratory for both USA and Canada) where applicable, and, comply with the new CSA International's combined Canadian and American certification program that came into effect July 1, 1999.

Our Products Currently in Production and For Sale

     Power-Line Products:

          * Synergistic Power-Line Conditioner
          * VideoGuard
          * VideoGuardplus

     Audio Products:

          * PA-100 Power Amplifier
          * PM-2 Preamplifier
          * I-250 Stereo Integrated Amplifier

     Loudspeaker Products:

          * Modus I Satellite Speaker System
          * Modus VIII Speaker System

Our Products at Market Testing Stage

     Power-Line Products:

          * PowerBarplus
          * PowerGuardplus System

     Audio Products:

          * MPA - 200 Mono Block Power Amplifier (pair)
          * DMP - 20/50 Dual Mono Preamplifier
          * SPA - 100 Stereo Power Amplifier

     Home Theatre Audio Products:

          * THX 6 Theatre Power Amplifier
          * Dolby Digital 5.1 Theatre Power Amplifier
          * Modus I Subwoofer/Amplifier System

     Accessory Audio Products:

          * HDS 10 Professional Headphone Amplifier
          * Moving-Coil Preamplifier
          * Loudspeaker Products
          * Modus II Speaker System
          * Modus III Speaker System
          * Modus V Speaker System

     Educational/Institutional Teaching/Learning Aids:

          * Electronic Hobby Kits

MARKET OVERVIEW

     The Consumer Electronics Manufacturers Association (CEMA) reported that US sales of high-end audio products amounted to US$4.7 billion in 1999, an increase of 7% over the previous year. The industry has enjoyed steady growth for each of the past five years.

     Overall, the American consumer electronics industry has grown nine-fold in 20 years. Factory sales amounted to US$8.14 billion in 1977 and grew to US$72.11billion in 1998.

     With the anticipated introduction of high definition television
(HDTV) this year, the total market for the home audio-video consumer market is expected to increase by at least another 10%. Added to this, is the much talked about emergence of the convergence of the audio/video/personal computer/Internet/video game technologies in residential homes which is anticipated to dramatically push the total sales of home entertainment electronic products even further.

     One of the reasons often cited for the increased spending in electronic equipment is the overall desire to keep up-to-date with the latest technology. With the North American market currently enjoying one of its healthiest economic cycles since the Second World War, large sums of disposable income have been directed into spending for leisure products especially those related to up-scale audio-video equipment such as Laser Disc, DVD, and HDTV.

     The second rationale for the ever-increasing home electronics market is attributed primarily to the demographics factor. Those individuals born after W.W.II are fast approaching their early retirement age. These individuals, better known as baby boomers, usually have significant savings accumulated. As such, they are typically driven by product performance demanding the best in audio/video or other similar electronics available.

     Furthermore, as the population ages, the concept of "cocooning" becomes increasingly popular as a lifestyle choice. Instead of spending nights out at the movies, most of these individuals prefer to rent movies and view at home. This has created the so called "Home Theatre" phenomenon which played a significant role in the increase of electronic sales in North America particularly for products like large screen televisions, VCRs, Laser Disc, DVD and CD players, speakers, etc.

Market for Amplifiers, Pre-Amplifiers and Loudspeaker

     The market for separate audio components such as amplifiers, pre-amplifiers and loudspeakers has fluctuated over the last several decades. Beginning in the 1950s, tube amplifiers were very popular due to the innovations carried out by American audio pioneers like Marantz, Fisher, and Scott. The popularity of these separate audio components coincided with the era of rock and roll music and continued into the 1960s with heavier rock music from bands like the Rolling Stones, Beatles, etc.

     In the 1970s, the market demand for separate audio components began to decline tremendously due to the wide availability of cheap rack-mount systems and portable audio products like mini-systems and boom boxes. The onslaught of cheap systems continued through the 1970s and 1980s with the introduction of portable radio and cassette players like the Sony "Walkman". In the early 1990s, the demand for separate audio components began to increase again.

     The rise in popularity of the separate audio components is attributed directly to the popularity of the home theatre concept. With the emergence of Home Theatre, special pre-amplifiers are required to decode the wide variety of soundtrack formats such as Dolby Digital, DTS and Pro-Logic. Similarly, amplifiers with three channels, five channels and six channels became critical components of sophisticated home theatre systems.

     According to the Consumers Electronics Manufacturers Association, the average sales of separate audio components from 1993 to 1997 in the United States was US$1,729 million per year. This compares to an average of US$461 million for rack systems.
With recent developments in more sophisticated digital applications like audio DVDs, digital broadcast, super DVDs, etc., the demand for separate audio components is likely to dramatically increase in the immediate future.

Current Market Trends

     Present technological advancements and research in the industry, specifically those involving surround sound and digital reproduction techniques, are at the forefront of the general public interest.

     In contrast to mainstream products, high-end products are typically not as price-sensitive, but are selected by performance driven criteria. The potential customer for Inouye products is not the first time purchaser, but rather the second or third time, up-scale purchaser. External influences, such as economic conditions, have less impact on this target market that, statistically, has greater disposable income available.

Pacific Rim Countries

     Beyond North America, Asian countries have also emerged as leading consumers of home entertainment electronics. Countries like South Korea, Japan, Hong Kong, Taiwan, Singapore, and Malaysia have always been in the forefront in the past in terms of promoting the latest wave of electronic home entertainment products. More recently, people in China and Vietnam are also seeking to enjoy the latest electronic products available.

     With over a billion in population, China is one of the largest markets in the world. The opening of the Chinese market and their rising standard of living has created a market sensitive to value-engineered products that were heretofore unavailable.
Products manufactured in Canada and the USA are highly sought after.

COMPETITION

     There are currently two principal competitive threats we face: first from the alternative standards and technologies, and second from direct competition to our products and services.

     There are only a handful of companies currently involved in the power-line conditioning or surge protection industry. Large segments of the present players are mainly involved in manufacturing basic surge protection devices for the computer industry. Most of these surge protectors do not provide any power-conditioning element in their product specifications. Of those manufacturers (e.g. Chang, Tice, Transparent, MIT, and Power Wedge) that have power-line conditioning in their devices, most are still not on par with our Synergistic Power Line Conditioner in terms of performance.

Technology

     At Inouye we have the ability to continuously manage and fully explore and exploit the privileges accorded under the international copyright and patent laws.

Third Party Suppliers

     Our in-house technologies are well developed so as not to rely on single source suppliers. Invariably, parts availability may be interrupted whereupon alternate suppliers become necessary. Therefore, Inouye uses the JIT (just-in-time) production method. Accordingly, advanced long-term scheduling helps to ensure the constant uninterrupted flow of raw materials while offsetting unexpected price increases at the same time.

Domestic Regulations

     In Canada and the USA, electrical certification by CSA and UL respectively are required for any consumer electronic products that rely on standard house current. All products have been designed to comply with CSA's and UL's most stringent testing including the new North American NRTL/C Certification (Nationally Recognized Testing Laboratory for both USA and Canada).

International Regulations

     These regulations, specifically electrical codes, vary from country to country; however, by complying with Canada's own CSA requirements, most other countries' regulatory requirements are far exceeded. Other regulations may include clearance-to-market, minimum warranty, etc. Our intent is to utilize distribution channels/agents that are well respected and fully versed in these regulatory requirements for their domestic markets.

Technological Obsolescence

     The consumer electronics industry is characterized by rapid and often very consequential technological changes. Inouye technologies, developed in-house, are significantly advanced such that it has the ability to respond quickly to future changes and new market demands.

OUR COMPETITIVE ADVANTAGE

     We have been able to carve a market niche for ourself in the last decade by concentrating our efforts on producing a high quality and reasonably priced product with zero failure rate coupled with excellent customer service backing. This has been possible due to several factors because, the whole design of the power line conditioner has been done entirely in-house by Brian Inouye & Associates Ltd. at the research facility with full CAD/CAM equipment support. This has resulted in tremendous cost savings since lag time caused by changes in design work has been eliminated. In addition, we are able to keep our cost within reasonable terms since we don't need to incur additional expenses by contracting out any of our design work.

OUR MARKETING STRATEGIES

     Our objective is to establish ourselves as the leading supplier of high-end audio products. To achieve this, Inouye has adopted the following future strategy:

Expansion of the Distributor Team

     Inouye is expanding and building a strong sales and marketing team.

Expansion Of Corporate Communication Program

     By creating a strong industry presence for itself, Inouye is differentiating itself from competitors. Inouye plans to open a US office, attend more trade shows, increase its advertising in trade publications, conduct educational seminars and continue to develop and refine its web site.

Leverage Third Party Relationships

     Inouye is negotiating with established major home electronics companies to assist in overcoming competition from firms with substantially greater technical, financial and marketing resources. This will also enhance Inouye's ability to complement its product line and receive more stable revenue.

     The availability of different products at different price ranges has also enabled us to penetrate various types of distribution channels. The more costly product line is distributed primarily through high-end electronic retail stores that cater to sophisticated clienteles. The lower priced product line will be distributed mainly through large retail chain stores like Best Buy. The mass-market distribution arrangement will help to move our line of products expeditiously and also assist in promoting our reputation to a wider circle of consumers.

Expansion Strategy

     At present, Inouye has a twofold strategy that involves manufacturing under its "INOUYE" brand name and alliances with major consumer electronics companies to manufacture products on OEM basis.

     Inouye has negotiated the acquisition of the business of its PCB (printed circuit board) maker. This will provide Inouye with additional technologies and broaden its market.

Ability To Capture Larger Market Segment

     Despite an existing competitive position in the market, one of our focus is to ensure that we have products that cater to every class of consumer. For example, the SPLC, being a more comprehensive power-line-conditioning device, has targeted primarily the more affluent and sophisticated consumers. These are primarily second-time, up-scale purchasers, with sophisticated home entertainment systems that require state-of-the-art circuit protection.

     In contrast, the VideoGuard power line conditioner is designed with the mass-market consumer in mind. A commercial version is being planned for the OEM commercial market.

E-Commerce Opportunities

     Typically, advertising is a one-way communication with potential customers. With Internet commerce, advertising becomes interactive. Through on-line advertising, in the comfort and privacy of individual homes, home-offices and businesses, Inouye connects to a segment of the business community that would be otherwise inaccessible. By way of the Internet, the World Wide Web is becoming an increasingly versatile vehicle to launch new products, provide greater support for pricing information, product availability, and customer service.

     Inouye is currently advancing the state-of-the-art in web site design by developing a comprehensive interactive web site for all commerce available to distributors, dealers and end-users alike. This new initiative will capitalize on the efficiency of today's electronic data-management systems to speed order entry, processing and delivery, while simultaneously improving customer relations.

GOVERNMENT REGULATIONS

     Our products are currently UL Listed and CSA Certified or NRTL/C Certified (Nationally Recognized Testing Laboratory for both USA and Canada). Due to the rapid changes in the regulations, we may not be able to obtain the necessary product certifications in a timely manner to comply with the new CSA International's combined Canadian and American certification program.

EMPLOYEES

     We presently have 3 full-time and 2 part-time employees.

     Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

REPORTS TO SECURITY HOLDERS.

     Prior to the filing of this Form 10-SB, we have not filed any other reports with the United States Securities and Exchange Commission. Once we become a reporting company under the Securities Exchange Act of 1934, our management anticipates that all required reports and information will be timely filed with the United States Securities and Exchange Commission. Likewise, to the extent that we are required to deliver annual and quarterly reports to security holders through our status as a reporting issuer, or as may be required by the rules or regulations of any exchange upon which our shares are traded or quoted, we will deliver annual and quarterly reports to all shareholders. If we issue additional shares, we may file additional registration statements for those shares.

     This report and any other information that we have filed with the United States Securities and Exchange Commission may be read or copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is http://www.sec.gov.

     We also maintain an Internet website at http://www.inouye.bc.ca/.

RISK FACTORS

     Our business is subject to numerous risk factors, including the following:

     HIGHLY COMPETITIVE INDUSTRY. We are engaged in the consumer electronics industry which is subject to competition from both domestic and international businesses, many of whom have greater financial, technical and marketing resources than us. Such competition, as well as any future competition, may adversely affect our success in the marketplace.

     ABILITY TO MEET CUSTOMER ACCEPTANCE OF PRODUCT LINE. Our ability to grow and remain competitive will be dependent upon, inter alia, our ability to achieve market acceptance for our products in Canada, the United States and abroad. There are no assurances that our existing products or any new products will achieve acceptance in such markets or elsewhere nor be commercially viable. In addition, there are no assurances that we will be successful in establishing a world-wide network of dealers and distributors to carry our product line or that we will be able to secure an agreement with one or more OEMs to bundle our products with those of the OEM on a private label basis on commercially acceptable terms, or at all, in which event our business strategy may not be capable of being implemented successfully.

     IMPROVING OUR PRODUCT LINE AND ADAPTING TO CHANGES IN
TECHNOLOGY. In order to remain competitive, we must continually upgrade and improve our products, or develop new products. The audio/video electronics industry is characterized by rapid technological change, new product introductions and evolving industry standards, which quickly render existing products obsolete.

     DEPENDENCE ON KEY AND ADDITIONAL PERSONNEL. Our operations are highly dependent upon the participation of our directors and senior officers, particularly our founder, Brian Inouye. The loss of Mr. Inouye or any other senior management personnel may materially affect our ability to implement our business plan. Our success, particularly as we undertake commercial rollout of our products, is and will also be dependent upon our ability to retain and hire qualified executive marketing, technical, and financial personnel. There can be no assurance that we will be able to hire or retain such necessary personnel.

     WE REQUIRE CAPITAL TO EXECUTE OUR BUSINESS STRATEGY. No assurance can be given that any additional financing required will be available, or that additional financing will be available on terms that may be advantageous to our shareholders. Such financing, to the extent that they are available, may result in substantial dilution. To the extent that such financing is not available, our ability to implement our business plan and continue to carry on business will be severely jeopardized.

     PATENTS, PROPRIETARY INFORMATION AND TRADEMARKS. We consider our products and trademarks to be of value and important to our business. Although we have applied for patent protection in Canada and the United States in respect of those products which are currently in production we rely principally upon a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain our rights. As part of our confidentiality procedures, we generally enters into a non-disclosure and confidentiality agreement with each of our employees, consultants, distributors and specifically with any third party which would have access to our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. There can be no assurance that the steps taken by us to protect our proprietary information will prevent misappropriation of such information. The cost of litigation necessary to enforce our proprietary rights may be prohibitive. Such steps may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours.

     UNCERTAINTY OF COST PROJECTIONS. Since some of our products are in the design stage, there can be no assurance that we can produce the products economically.

     PRODUCT DEVELOPMENT. There is no assurance that our product development will be completed. Technical and/or cost issues may arise during the final development stages that may materially affect the capital requirements and financial performance.

     MARKET ACCEPTANCE. There is no assurance that our products will achieve a satisfactory level of market acceptance.

     UNCERTAINTY OF SELLING PRICE.  Apart from selling SPLC
Powerline products we have made no attempt to market our other products and thus there can be no assurance that such products can be sold.

     CAPITAL REQUIREMENTS TO CONTINUE AS A GOING CONCERN. If are not able to obtain the investment capital necessary to meet our development and production needs, our potential as a "going concern" could be seriously affected.

     LIMITED PUBLIC MARKET FOR STOCK; PRICE VOLATILITY; LACK OF LIQUIDITY OF INVESTMENT. We are a public company currently trading on the Canadian Dealing Network (CDN Symbol: ITII). The stock is not heavily traded. Any significant sales or purchases of stock may have a material effect upon the trading price for the stock and cause significant volatility in the trading price of the stock. At any particular time, shareholders may find it difficult or may be unable to liquidate an investment in our stock. We intend to qualify for the trading of our stock through the NASD OTC Bulletin Board system. However, there can be no assurance that such a market will develop for the stock, or that if developed, such a market can be maintained. Purchasers of the our stock should be aware that they will be required to bear the financial risks of their investment for an indefinite period of time.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION.

     The following discussion and analysis should be read in conjunction with our financial statements and the notes associated with them contained elsewhere in this registration statement. This discussion should not be construed to imply that the results discussed in this registration statement will necessarily continue into the future or that any conclusion reached in this registration statement will necessarily be indicative of actual operating results in the future. The discussion represents only the best present assessment of management.

PLAN OF OPERATIONS

     Over the next 12 month our management plan to consolidate the two separate profit centers along two distinct lines of business:
Inouye brand products distributed through a worldwide distribution network, and Original Equipment Manufacturer (OEM) sales. Both of the lines of business would interact with the others in a synergistic relationship where our ongoing technology development will continuously provide products for direct sales through our distribution and dealer network or by way of our OEM business. This comprehensive marketing approach assist with the distribution of Inouye brand products throughout the world.

     1. ORIGINAL EQUIPMENT MANUFACTURER (OEM) SALES. The first line of Inouye business will be the provision of OEM products.
Negotiations are currently underway for bundling of the audio products under the labels of various audio market leaders. To date, Inouye has had discussions and has shared technology for the purposes of obtaining orders for the manufacturing of Inouye products for OEMs.

     2. INOUYE BRAND PRODUCTS. The second line of business is the manufacture and sale of Inouye brand of power-line conditioner products and research and development of new power-line conditioning products with an ability to retain the underlying intellectual property. The following products comprise some of the proprietary technologies developed by Inouye.


          Inouye Products at Pre-Production and On Sale

Power-Line Products        Audio Products       Loudspeaker Products
___________________        ______________       ____________________

Synergistic Power          PA-100 Power         Modus I Satellite
Line Conditioner           Amplifier            Speaker System

VideoGuard                 PM-2 Preamplifier    Modus VIII Speaker
                                                System

VideoGuardplus             I-250 Stereo
                           Integrated
                           Amplifier


          Inouye Products at Prototype or Market Testing Stage


Power-Line Products        Audio Products       Home Theatre Audio       Loudspeaker Products
                                                Products
___________________        ______________       __________________       ____________________

PowerBarplus               MPA D 200 Mono       THX 6 Theatre Power      Modus II Speaker
                           Block Power          Amplifier                System
                           Amplifier (pair)

PowerGuardplus System      DMP D 20/50 Dual     Dolby Digital 5.1        Modus III Speaker
                           Mono Preamplifier    Theatre Power            System
                                                Amplifier

Home Guard                 SPA D 100 Stereo     Modus I Subwoofer        Modus V Speaker
                           Power Amplifier      /Amplifier System        System


          2(a) WORLDWIDE DISTRIBUTION NETWORK. The second line of business is based on distribution of Inouye brand products through a worldwide network of independent agents/distributors. Inouye is in the process of assembling a comprehensive distribution network of agents, noted below, from over a dozen different countries who are already involved with similar products and possess the appropriate background and clientele base.

Canada
______
Speaker City                            Vancouver, BC
Commercial Electronics Ltd.             Vancouver, BC
HI FI Centre Ltd.                       Vancouver, BC
A&B Sound Ltd.                          BC & Alberta
Artech Electronics Ltd.                 Central and Eastern Canada
Future Shop                             Canada

United States of America
________________________
Artech Electronics Ltd.                 New York State
Best Buy                                Western USA
Plurison                                Central USA
Music Hall                              Eastern USA

Asia
____
Miko Tronic (HK) Ltd.                   Mainland China
Audio Suite Ltd.                        Singapore
Audio Services                          Australia
Excel Hi-Fi                             China
Axiss Corporation                       Japan

Europe
______
Presentec                               Czech Republic
Audio Quartet                           France
Audio Components                        Germany
Location Sound                          Greece
Grand Audio                             Hungry
Audio Natali                            Italy
Fequence Audio                          Martinique
Durob Audio                             The Netherlands
Audio Klan Imacustica                   Portugal
Sarte Audio Elite                       Spain
Audio Nord                              Sweden
Montanta Audio Systems                  Switzerland

PRODUCT RESEARCH AND DEVELOPMENT

     To date, all the research, design, and manufacturing of our products are carried out from a small-leased premises located in the Greater Vancouver area. Certain portions of the manufacturing process are currently being contracted out to other companies. We will be phasing out all contract work in the future as our own manufacturing capacity improves. This will assist us in streamlining the production schedule to be more cost efficient and effective.

     Currently, we have sub-contracted our production to Brian Inouye & Associates, a company owned by our founder and director Brian Inouye, for the production of two thousand units (2,000), in batches of 50 units, SPLC power-line conditioners to meet the current demand. The contractor will supply the SPLC products that are CSA approved and fully packaged for delivery to the purchasers.

     We have also established working relationships with the Department of Physics and Robotics at the University of British Columbia as well as the National Research Council office at the British Columbia Institute of Technology for research purposes.

     We do expect to increase the number of our employees during the next twelve months by adding approximately 5 employees, which would include administrative and executive personnel.

LIQUIDITY AND CAPITAL RESOURCES

     We anticipate the revenue from the sale of our products, will be sufficient to meet our ongoing working capital requirements. We are manufacturing and selling our SPLC power-line conditioner products through various distributors in Canada, USA and on the Internet.

     As at November 30, 2000, we are indebted to the business associates of our directors and senior officers in the aggregate amount of CDN$145,600 for the money received pursuant to an Offering Memorandum dated May 8, 2000. We have not issued shares for the money collected from the private placement. Save as aforesaid, we do not have any long term or short term debt obligations. Our miscellaneous accounts payable as at November 30, 2000 aggregated approximately CDN$3,000.

     The purposes of the private placement, under the Offering Memorandum, was to fund purchase of the circuit board manufacturer Omni Graphics Ltd. Since then, we have terminated the agreement on October 20, 2000 with Omni Graphics Ltd. The private placement was for units at CDN$0.35 each and each unit consisted of one non-transferable share purchase warrant and each warrant entitling the holder to purchase one additional common share of our company for a period of two (2) years from the closing at a price of CDN$0.35 per share in the first year and at a price of CDN$0.41 per share thereafter. Any funds received by us from the exercise of the Warrants will be added to the general working capital.

     We had incurred losses in the past but with the adoption of the afore-mentioned business strategy we believe we will be able to generate adequate revenue to expand the manufacturing capacity and to fund our product distribution and marketing program. However, we will require additional capital to execute our business strategy and if we are unable to obtain investment capital necessary to meet our development needs, our potential as a going concern could be seriously affected.

ITEM 3.  DESCRIPTION OF PROPERTY.

     We do not own any real property. Our executive offices is located at Suite 708 - 1155 West Pender Street, Vancouver, B.C. V6E 2P4, Canada. The space consists of approximately 750 square feet and is leased by us on a month to month basis currently at the rate of CDN$500 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

     The following tables sets forth the number of shares of our Common Stock, no par value, held by each person who is believed to be the beneficial owner of 5% or more of the 21,805,788 shares of our Common Stock outstanding at November 30, 2000, based on our transfer agent's list, and the names and number of shares held by each of our officers and directors and by all officers and directors as a group.


 Title of   Name and Address                Amount and Nature of            Percent
 Class      of Beneficial Owner             Beneficial Ownership            of Class
 ---------  -------------------             ---------------------           --------

 Common     Doug Livsey                     1,400,000  Indirect(1)           6.4%
            102 145 15TH St. W
            North Vancouver, B.C.
            V7N 2E6

 --------------------------------
 Officers, Directors and Nominees

 Common     Shailen Singh,                    500,000    Direct              2.29%
            President and Chairman          1,979,300  Indirect(2)           9.07%
            of the Board of Directors
            10460 Leonard Road
            Richmond, B.C.
            V7A 2N5

 Common     Sean Tan,
            Chief Executive Officer,        1,979,300  Indirect(2)           9.07%
            Secretary and Director
            1395 Gabriola Dr.
            Coquitlam, B.C.
            V3E 2H3

 Common     Brian Inouye,                     640,000    Direct              2.93%
            Director                        2,639,066  Indirect(2)          12.10%
            4915 D 44th Ave.
            Delta, B.C.
            V4K 1B9

 Common     Lonnie Hayward                    350,000    Direct              1.60%
            Director
            2075 Rufus Dr.
            North Vancouver, BC
            V7J 3N2

 Common     Michael Michaud                       Nil
            Director
            6D21960 River Rd.
            Maple Ridge, B.C.
            V2X 2C3

 All Officers, Directors, and
  Nominees as a Group (5 Persons)          1,490,000   Direct               6.83%
                                           6,597,666   Indirect            30.25%
                                           =========                       ======

______________

(1) Shares held of record by Jasmine Pacific Holdings Ltd., a company controlled by Doug Livsey.

(2) Shares held of record by 556375 B.C. Ltd., a company controlled by Messrs. Inouye, Singh and Tan.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS.

     The following table includes the names, ages and positions of our Executive Officers and Directors. Directors are elected at our annual meeting of shareholders and serve for one year or until their successors are elected. The board elects the Officers and Officer's terms of office are, unless governed by employment contract, at the discretion of the Board.


 Name                       Age           Positions and Offices Held
 ----                       ---           --------------------------

 Shailen Singh              35            President, Chief Financial
                                          Officer and Chairman of
                                          the Board of Directors

 Sean Tan                   34            Chief Executive Officer,
                                          Secretary and Director

 Brian Inouye               45            Director

 Lonnie Hayward             32            Director

 Michael Michaud            36            Director


     Shailen Singh has been President, Chief Financial Oficer and Chairman of the Board of Directors since December 15, 1998. Mr. Singh, an accountant by profession, provides a solid financial and strategic management background along with 14 years of international public accounting experience with various public accounting firms, such as Price Waterhouse Cooper, Chartered Accountants in Fiji and Evancic Perrault Robertson, Certified
General Accountants of Surrey, B.C. Mr. Singh holds a Bachelor of Commerce degree in Accountancy and Management and a Fellow of The Taxation Institute of Australia (FTIA) since January 1988, Certified Practising Accountant (CPA) memeber of the Australian Society of CPA, since February 1993, and an Associate Member of the Australian Society of CPA, since September 1990. Mr. Singh also serves as a director of Buddha Resources Inc., a publicly listed company on the Canadian Venture Exchange (CDNX: BUA).

     Sean Tan has been Secretary and Director since December 15, 1998. On October 23, 2000, Mr. Tan was appointed as our interim Chief Executive Officer (CEO). Mr. Tan has substantial financial and banking experience. Before joining our company, Mr. Tan worked as a banker for Banca Commerciale Italiana of Canada, Business Development Bank of Canada, Royal Bank of Canada, the Southern Bank of Malaysia and as a financial and corporate recovery consultant for KPMG Peat Marwick Consulting in Malaysia. He holds a
Bachelor's of Arts in Economics and Political Science from
Northern Illinois University and a Master's degree in Public Administration from Pennsylvania State University. In addition, he is a member of various professional business and management organizations. Mr. Tan is also a director of Buddha Resources Inc., a publicly listed company on the Canadian Venture Exchange (CDNX:
BUA).

     Brian Inouye is our founder. Mr. Inouye has been involved in scientific research for over twenty years. He has been principal lead in the engineering of lifesafety and communication systems for both the private sector and the military. He was previously the Western Regional Manager for Mirtone Industries Ltd. (lifesafety systems), Santel West Communications Inc. (telecommunication systems) and Electro-Vox Inc. (intercom and fire-fighter evacuation systems) and a Systems Specialist for ADT-Pacificom. (high-level government and military security systems and lifesafety systems). As the regional manager of Mirtone, Mr. Inouye was responsible for the design and supervision of lifesafety protection systems for the re-built MGM Grand Hotel (now Bally's) in Las Vegas. As a Systems Specialist, Mr. Inouye supervised the design and installation of lifesafety systems for 46 pavilions at the Expo '86 in Vancouver, British Columbia, Canada. Mr. Inouye currently consults to other companies on matters relating to acoustic and sound engineering in addition to managing Brian Inouye & Associates Ltd. Some of his more recent consulting assignments include Silent Witness
Enterprises Ltd. (R & D of concealed microphone surveillance systems), Xinex Networks Inc. (R & D of handsfree desktop telephone system), Alphasonik (automotive power amplifier), Exciter Sound Products (sub-woofer system), Pacific Semiconductor (R & D of MOSFET testing system), Speaker City (consumer electronics speaker), Artech Electronics Ltd. (motor control power supply), and HiFonics Corp. (automotive power amplifier). Mr. Inouye is also a regular contributing editor to The Inner Ear Report trade journal and a frequent lecturer.

     Lonnie Hayward has served as a director since January, 1999. Since 1986, Mr. Hayward owned and operated several private businesses. In 1986, he owned and operated Vyntex, an upholstery company with CDN$300,000 in annual sales. In 1988, he owned and operated Animated Signs and was solely responsible for increasing its value to CDN$450,000. In 1992, he co-owned and managed Network International Collections Ltd. and was responsible in increasing its sales from CDN$30,000 to over CDN$150,000 per month. In 1995, Mr. Hayward worked as an Independent Sales Manager for Fraser Collection Services Ltd. and helped increase its sales to CDN$250,000 per month. In 1998, he co-owned and operated AAA International Debt Collection Agency before joining us in 1999 as Director in charge of Investor Relations. Mr. Hayward is a graduate of Rutland Senior Secondary Course in 1987 of Canada. He also received a degree in Business Management in 1987 from Okanagan College, Canada.

     Michael Michaud has served as a director since March 14, 2000. Mr. Michaud is a consultant with an international engineering firm and has held several management positions over the past ten years. He holds a Master of Science degree and is a Professional Geoscientist and a member of the Association of Professional Engineers and Geoscientist of British Columbia.

ITEM 6.  EXECUTIVE COMPENSATION.

     We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of our employees, officers or directors. Except as noted below, we have not paid any salaries or other compensation to our officers, directors or employees for the years ended August 31, 2000, 1999 and 1998, nor at any time during 2000, 1999 and 1998.
Further, we have not entered into an employment agreement with any of our officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that our directors may be compensated for services provided to us. As of the date hereof, no person has accrued any compensation from us.

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years or our principal subsidiaries chief executive officer and each of our other executive officers that received compensation in excess of $100,000 during such period (as determined at August 31, 2000, the end of our last completed fiscal year):


                          SUMMARY COMPENSATION TABLE

                                                            Long Term Compensation
                                                            ----------------------

                        Annual Compensation               Awards       Payouts
                                               Other      Restricted
Name and                                       Annual      Stock     Options  LTIP     All other
Principal Position     Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
-------------------    ----  ------   -------- ------------ ------   -------  ------  ------------
Shailen Singh          2000  $ -0-      -0-        -0-       -0-       -0-     -0-        -0-
President & Chief      1999  $ -0-      -0-        -0-       -0-       -0-     -0-        -0-
Financial Oficer       1998  $ -0-      -0-        -0-       -0-       -0-     -0-        -0-

Sean Tan               2000  $ -0-      -0-        -0-       -0-       -0-     -0-        -0-
Chief Executive        1999  $ -0-      -0-        -0-       -0-       -0-     -0-        -0-
Officer & Secretary    1998  $ -0-      -0-        -0-       -0-       -0-     -0-        -0-


Options/SAR Grants in Last Fiscal Year

     None.

Bonuses and Deferred Compensation

     None.

Compensation Pursuant to Plans

     None.

Pension Table

     Not Applicable.

Other Compensation

     None.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      On March 1, 1999, Brian Inouye and Brian Inouye & Associates Ltd. ("BIA") assigned all of their rights, title and interest in the power-line products including SPLC and certain other products to Inouye for a purchase price of CDN$845,000. Such purchase price was satisfied by way of the issuance of a total of 13,000,000 common shares of Inouye to Brian Inouye, BIA and certain other persons.

      Subsequently, on December 29, 1999, pursuant to a share exchange agreement dated July 20, 1999, we issued 16,700,000 post-consolidated shares to acquire a 100% interest in Inouye. The transaction resulted in the former shareholders of Inouye owning the majority of our issued and outstanding shares.

      A lease agreement dated March 31, 2000 between our company and BIA provided for the rental of a strata unit located at 13-7550 River Road, Delta, B.C. V4G 1C8. The lease calls for a monthly rental payment of CDN$1,855.00. The term of the lease is for one year commencing from April 1, 2000. Subsequently, on August 31, 2000, the lease was terminated by mutual consent.

      Brian Inouye, our founder and director, is the sole director, controlling shareholder and President of BIA.

	We entered into a Letter of Intent on March 10, 2000 with the shareholders of Omni Graphics Ltd. to acquire 100% of the common shares of Omni Graphics Ltd. The Letter of Intent was terminated by mutual consent on October 20, 2000.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

     Our capital consists of shares of Common Stock ("Shares") without par value. At November 30, 2000, 21,805,788 Shares were outstanding; we are authorized to issue an unlimited number of Common Shares.

     Each Share is fully paid and non-assessable, carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of our assets available to shareholders in the event of the liquidation, dissolution, or winding up of our company. There are no pre-emptive rights or cumulative voting rights in our charter. There are no provision for redemption, purchase for cancellation, surrender or sinking funds attached to any of the Common Shares. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our Articles of Continuance and the Canadian Business Corporations Act.

DIVIDENDS

     Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions.
The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, our Board of Directors does not anticipate declaring any dividends in the foreseeable future.

TRADING OF SECURITIES IN SECONDARY MARKET

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

TRANSFER AGENT AND REGISTRAR

     The Registrar and Transfer Agent for our Shares is the Montreal Trust Company of Canada, 600 530 - 8th Avenue South West, Calgary, Alberta, T2P 3S8 Canada. Telephone (403) 267-6800, Facsimile: (403) 267-6529.

                               PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS.

      Our Common Shares are traded on the Canadian Dealing Network, Inc. ("CDN") under the symbol "ITII."

      The high and low bid prices for 1998, 1999, and the first, second and third quarters of 2000, as reported by the CDN, in Canadian dollars were:


                   1998                  1999                    2000
             -----------------     ----------------        ----------------
              LOW        HIGH       LOW        HIGH         LOW        HIGH
1st Qtr.     $N/A       $N/A       $N/A        $N/A        $0.55      $1.10

2nd Qtr.      N/A        N/A        N/A         N/A         0.45       0.80

3rd Qtr.      N/A        N/A      0.55(1)     1.10(1)       0.22       0.39

4th Qtr.      N/A        N/A      0.55(1)     1.10(1)       0.07       0.21

________

(1) Adjusted to post consolidated prices.

     CDN quotations represent inter-dealer prices, without mark-ups, commissions, etc., and they may not necessarily be indicative of actual sales prices.

     As of November 30, 2000 there were approximately 2,919 holders of our Common Shares. No dividends have ever been paid on our Common Shares, and we intend to retain our earnings for use in the business and we do not expect to pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

    We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     We have had no disagreements with our independent accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     Within the past three years and prior to the date of this registration statement, we conducted several private placement offerings in Canada .Such sales of securities, as noted below, were made in accordance with the applicable laws and regulations in Canada and in provinces of Alberta and British Columbia.
No securities were sold to any residents of the United States of America.

     Inouye Acquisition. As described in greater detail under "Certain Relationships and Related Transactions" above, we acquired Inouye Technologies Inc. ("Inouye"). In consideration for all of the equity in Inouye, we issued 16,700,000 shares of our common stock to the shareholders of Inouye. The transaction involved no known U.S. residents. The share purchase agreement was entered into as of July 20, 1999. The transaction closed on December 29, 1999.

     Concurrently, with the completion of the share purchase and sale agreement on December 29, 1999, we issued 2,733,334 Common
Shares in lieu of Bonds for CDN$410,000 received by us for 410
Series "A" bonds.

     In May 8, 2000, we conducted a private placement of 4,285,714 units at a price of CDN$0.35 per unit (involving no known U.S. residents). Each unit comprising of one common share and one non-transferable common share purchase warrant entitling the holder to acquire one further common share of our company at a price of CDN$0.35 per share for the first year and at CDN$0.41 per share thereafter. We closed the private placement at CDN$102,100 in accordance with the Offering Memorandum dated
May 8 ,2000. As at the date this application no units were issued to the subscribers of the private placements.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our by-laws provide that directors and officers will be indemnified from and against all liabilities, costs and expenses in respect to any action brought against them relating to their duties as an officer or director.


                               PART F/S

FINANCIAL STATEMENTS.

     Set forth below are the audited financial statements for the Company for the years ended August 31, 2000 and 1999 and unaudited interim financial statements for the three month period ended November 30, 2000. The following financial statements are attached to this report and filed as a part thereof.

     The financial statements are stated in Canadian Dollars and are prepared in accordance with United States Generally Accepted
Accounting Principles.














                    INOUYE TECHNOLOGIES (CANADA) INC.

                    CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED AUGUST 31, 2000 AND 1999















                                       DUNCAN BUDGE LTD.
                                       Ste. 200-120 Lonsdale Ave.
                                       North Vancouver, B.C.  V7M 2E8

DUNCAN BUDGE, C.A.
Chartered Accountant
                                           Telephone:  (604) 990-6680
                                          Facsimile:   (604) 990-7701
______________________________________________________________________


                          AUDITOR'S REPORT

The Shareholders
INOUYE TECHNOLOGIES (CANADA) INC.

I have audited the consolidated balance sheets of INOUYE TECHNOLOGIES (CANADA) INC. as at August 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.


Vancouver, B.C.                                   "DUNCAN BUDGE, C.A."
November 22, 2000                                 CHARTERED ACCOUNTANT


Comments By Auditor For U.S. Readers On Canada - U.S. Reporting
Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. My report to the shareholders dated November 22, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


Vancouver, B.C.                                   "DUNCAN BUDGE, C.A."
November 22, 2000                                 CHARTERED ACCOUNTANT















                                       DUNCAN BUDGE LTD.
                                       Ste. 200-120 Lonsdale Ave.
                                       North Vancouver, B.C.  V7M 2E8

DUNCAN BUDGE, C.A.
Chartered Accountant
                                           Telephone:  (604) 990-6680
                                          Facsimile:   (604) 990-7701
______________________________________________________________________





                          AUDITOR'S REPORT



The Shareholders
INOUYE TECHNOLOGIES (CANADA) INC.


I have audited the consolidated balance sheets of INOUYE TECHNOLOGIES (CANADA) INC. as at August 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.





Vancouver, B.C.                                   "DUNCAN BUDGE, C.A."
November 22, 2000                                 CHARTERED ACCOUNTANT














                   INOUYE TECHNOLOGIES (CANADA) INC.
                      CONSOLIDATED BALANCE SHEETS
                       AUGUST 31, 2000 AND 1999


                                                       2000         1999
                                                    _________    _________
                                                                (Note 3 a))
                                ASSETS

CURRENT
   Cash                                             $  25,288    $     101
   Accounts receivable	                                5,180            -
                                                    _________    _________
                                                       30,468          101

DEFERRED DEVELOPMENT COSTS (Note 4)                   845,000      845,000
                                                    _________    _________

                                                    $ 875,468    $ 845,101
                                                    =========    =========


                             LIABILITIES

CURRENT
   Accounts payable and accrued liabilities             3,009            -
   Deposits from investors (Note 6)                    71,375            -
                                                    _________    _________
                                                       74,384            -
                                                    _________    _________


                         SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 5)                              1,292,000      845,101

DEFICIT                                            (  490,916)           -
                                                    _________    _________
                                                      801,084      845,101
                                                    _________    _________
                                                    $ 875,468    $ 845,101
                                                    =========    =========

"SUBSEQUENT EVENTS" (Note 7)

APPROVED BY THE DIRECTORS:


   "SEAN TAN"         Director       "SHAILEN SINGH"    Director
   __________________                __________________





                        See accompanying notes.










                    INOUYE TECHNOLOGIES (CANADA) INC.
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                  YEARS ENDED AUGUST 31, 2000 AND 1999



                                                      2000          1999
                                                  ___________    ___________
                                                                 (Note 3 a))

REVENUE - Product sales	                          $    16,612    $         -
COST OF SALES                                          18,998              -
                                                  ___________    ___________

                                                   (    2,386)             -

ADMINISTRATIVE EXPENSES
   Amortization                                           257              -
   Camp cleanup                                        11,813              -
   Consulting                                         105,936              -
   Legal and accounting                                57,392              -
   Office, rent and miscellaneous                      45,538              -
   Product promotion                                   11,180              -
   Research and development                            97,521              -
   Transfer agent and regulatory fees                  13,251              -
   Travel and promotion                                56,478              -
   Website development                                  8,307              -
                                                  ___________    ___________

                                                      407,673              -
                                                  ___________    ___________

LOSS FOR THE YEARS                                 (  410,059)             -

DEFICIT, BEGINNING                                          -              -

WRITE-OFF OF EXCESS COST ON ACQUISITION
OF INOUYE TECHNOLOGIES INC.                        (   80,857)             -

DEFICIT, ENDING                                   $(  490,916)   $         -
                                                  ===========    ===========



LOSS PER SHARE                                         $(0.03)             -
                                                  ===========    ===========


WEIGHTED AVERAGE NUMBER OF SHARES                  15,568,288              -





                        See accompanying notes.










                    INOUYE TECHNOLOGIES (CANADA) INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED AUGUST 31, 2000 AND 1999


                                                      2000          1999
                                                  ___________    ___________
                                                                 (Note 3 a))

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
   Loss for the years                             $(  410,059)   $         -
   Items not involving cash
     Amortization                                         257              -
     Gain on disposal of fixed assets              (      257)             -
     Consulting fees paid by issuance of shares        37,000              -
                                                  ___________    ___________

                                                   (  373,059)             -

   Changes in non-cash working capital items
      Accounts receivable                          (    5,180)             -
      Accounts payable and accrued liabilities          3,009              -
      Deposits from investors                          71,375              -
                                                  ___________    ___________

                                                   (  303,855)             -
                                                  ___________    ___________

FINANCING ACTIVITIES
   Shares issued for cash                             410,000              -

INVESTING ACTIVITIES
   Acquisition of Inouye Technologies Inc.         (   80,857)             -
                                                  ___________    ___________

NET INCEASE IN CASH                                    25,288              -

CASH, BEGINNING                                             -            101
                                                  ___________    ___________

CASH, ENDING                                      $    25,288    $       101
                                                  ===========    ===========





                        See accompanying notes.









                    INOUYE TECHNOLOGIES (CANADA) INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED AUGUST 31, 2000 AND 1999


1. GENERAL

   The Company was incorporated under the laws of Alberta, Canada and was subsequently continued as a federal company under the Canada Business Corporations Act on June 18, 1980. Since incorporation, the Company has undergone a number of name changes and on December 15, 1999 changed its name from Vescan Equities Inc. to Inouye Technologies (Canada) Inc.

2. FUTURE OPERATIONS

   These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, they do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

   As at August 31, 2000, the Company has an accumulated deficit of $490,916 and incurred a loss of $410,059 during the year ended August 31, 2000. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing and to achieve profitable levels of operations.

3. SIGNIFICANT ACCOUNTING POLICIES

   a) Basis of Presentation - Business Combination

      On December 29, 1999, pursuant to the terms of a share purchase agreement dated July 20, 1999, the Company acquired 100% of the issued and outstanding shares of Inouye Technologies Inc. in exchange for 16,700,000 post-consolidation shares of the Company. As a result of this transaction, the former shareholders of Inouye Technologies Inc. received shares representing an aggregate of 82.56% of the Company's outstanding shares, resulting in a change in control of the Company.

      The acquisition has been accounted for as a reverse takeover under which the legal subsidiary (Inouye Technologies Inc.) is considered to be the acquiring entity and the consolidated entity is considered to be a continuation of Inouye Technologies Inc.

      The August 31, 1999 comparative figures are those of Inouye
      Technologies Inc. (the legal subsidiary).

   b) Use of Estimates

      The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.









                    INOUYE TECHNOLOGIES (CANADA) INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED AUGUST 31, 2000 AND 1999


3. SIGNIFICANT ACCOUNTING POLICIES - Continued

   c) Financial Instruments

      The fair value of the Company's cash, accounts receivable, accounts payable and accrued liabilities and deposits from investors approximate their carrying amounts because of the immediate or short-term to maturity of these financial instruments.

   d) Loss Per Share

      Loss per share is calculated based on the weighted average number of shares outstanding during the year.

   e) Research And Development Costs

      Research costs are expenses as incurred. Development costs are deferred if they meet certain criteria.

   f) Deferred Development Costs

      These costs will be amortized commencing in the period during which commercial production and sales of a product commences.

4. DEFERRED DEVELOPMENT COSTS

   By a purchase and sale agreement dated March 1, 1999, Inouye Technologies Inc. acquired certain technologies for $845,000 (13,000,000 shares at a price of $0.065 per share).

   The technologies include the rights and interest to design and drawings, engineering information computer programs and files, research and development records and other data and information relating to products and technologies described as Power Products, Audio Products and Speaker Products.

   During the year, the Company produced 56 units of its Power Line Conditioner. All units have been sold and distributed for product promotion and testing purposes.









                    INOUYE TECHNOLOGIES (CANADA) INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED AUGUST 31, 2000 AND 1999


5. SHARE CAPITAL

   a) Authorized - unlimited number of common shares without par value.

   b) Issued
                                                Shares        Consideration
                                              ___________     _____________

        Balance, August 31, 1999	          260,975,181     $  14,765,802
        Share subscriptions receivable                  -     (   1,033,819)
                                              ___________     _____________
                                              260,975,181        13,731,983

        Share consolidation - 110:1          (258,602,727)                -
                                              ___________     _____________
                                                2,372,454        13,731,983

        Elimination of share capital as at
          date of acquisition                           -     (  13,731,983)
        Shares issued to acquire Inouye
          Technologies Inc.                    16,700,000           882,000
        Private placement of shares for cash    2,733,334           410,000
                                              ___________     _____________
        Balance, August 31, 2000               21,805,788     $   1,292,000
                                              ===========     =============

6. Deposits From Investors

   $71,375 has been received from investors pursuant to an Offering Memorandum dated May 8, 2000 for the private placement of units at $0.35 per unit. Subsequent to year end, additional fund were received. (Note 7)

7. SUBSEQUENT EVENTS

   a) Deposits From Investors - Private Placement

      Subsequent to year end, an additional $30,725 in funds were received from investors pursuant to an Offering Memorandum for the private placement of units at $0.35 per unit.

      The Company has received a total of $102,100 and has closed the offering. 291,713 units will be issued. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional share at $0.35 during the first year following closing of the offering and at $0.41 during the second year. A finder's fee of 10% ($10,210) will be paid.

   b) Deposits From Investors - Other

      The Company has received $43,500 from investors for general working capital use.









                    INOUYE TECHNOLOGIES (CANADA) INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED AUGUST 31, 2000 AND 1999


8. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   Except as described below, there are no material differences in these financial statements between Canadian generally accepted accounting principles ("Canadian GAAP") and those applicable in the United States ("U.S. GAAP") or from practices prescribed by the Securities and Exchange Commission.

   Deferred Development Costs:

   U.S. GAAP requires that development costs be charged as an expense of the period in which they are incurred. Canadian GAAP permits development costs to be deferred to future periods if certain criteria are met. The Company has deferred $845,000 in development costs in the accounts. Accordingly, the application of U.S. GAAP would result in a material difference from Canadian GAAP.

   The effect of the difference between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and statements of operations and deficit is summarized as follows:


                                                          2000             1999
                                                      ____________     ____________
Deferred development costs (deferred) under
  Canadian GAAP                                       $    845,000     $    845,000
Adjustment for U.S. GAAP                                (  845,000)       ( 845,000)
                                                      ____________     ____________

Deferred development costs (deferred) under
  U.S. GAAP	                                          $          -                -
                                                      ============     ============

Loss for the years under Canadian GAAP                $ (  410,059)    $  (       -)
Development costs expensed as incurred                           -        ( 845,000)
                                                      ____________     ____________

Loss for the years under U.S. GAAP                    $ (  410,059)    $  ( 845,000)
                                                      ============     ============

Deficit under Canadian GAAP                           $ (  490,916)    $  (       -)
Adjustment for expensing of development costs           (  845,000)       ( 845,000)
                                                      ____________     ____________

Deficit under U.S. GAAP                               $ (1,335,916)    $  ( 845,000)
                                                      ============     ============












                    INOUYE TECHNOLOGIES (CANADA) INC.

                    CONSOLIDATED FINANCIAL STATEMENTS

                THREE MONTH PERIOD ENDED NOVEMBER 30, 2000

















                                       DUNCAN BUDGE LTD.
                                       Ste. 200-120 Lonsdale Ave.
                                       North Vancouver, B.C.  V7M 2E8

DUNCAN BUDGE, C.A.
Chartered Accountant
                                           Telephone:  (604) 990-6680
                                          Facsimile:   (604) 990-7701
______________________________________________________________________





                      REVIEW ENGAGEMENT REPORT



I have reviewed the consolidated balance sheet of INOUYE TECHNOLOGIES (CANADA) INC. as at November 30, 2000 and the consolidated statements of operations and deficit and cash flows for the three month period then ended. My review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to me by the Company.

A review does not constitute an audit and consequently I do not express an audit opinion on these consolidated financial statements.

Based on my review, nothing has come to my attention that causes me to believe that these consolidated financial statements are not, in all material respects, in accordance with generally accepted accounting principles.


Vancouver, B.C.                                   "DUNCAN BUDGE, C.A."
January 9, 2000                                   CHARTERED ACCOUNTANT














                   INOUYE TECHNOLOGIES (CANADA) INC.
                      CONSOLIDATED BALANCE SHEETS
                          NOVEMBER 30, 2000
               (Unaudited - See Review Engagement Report)


                                                       2000         1999
                                                    _________    _________
                                                                 (Note 3 a))

                                ASSETS

CURRENT
   Cash                                             $  12,584    $     101
   Accounts receivable                                  4,586            -
   Deposits and prepaid expenses                       53,924            -
                                                    _________    _________
                                                       71,094          101


DEFERRED DEVELOPMENT COSTS (Note 4)                   845,000      845,000
                                                    _________    _________

                                                    $ 916,094    $ 845,101
                                                    =========    =========


                             LIABILITIES

CURRENT
   Accounts payable and accrued liabilities             3,000            -
   Deposits from investors (Note 6)	                  145,600            -
                                                    _________    _________
                                                      148,600            -
                                                    _________    _________


                         SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 5)                              1,292,000      845,101

DEFICIT                                            (  524,506)           -
                                                    _________    _________
                                                      767,494      845,101
                                                    _________    _________
                                                    $ 916,094    $ 845,101
                                                    =========    =========


APPROVED BY THE DIRECTORS:


   "SEAN TAN"         Director       "SHAILEN SINGH"    Director
   __________________                __________________





                        See accompanying notes.










                    INOUYE TECHNOLOGIES (CANADA) INC.
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               THREE MONTH PERIOD ENDED NOVEMBER 30, 2000
               (Unaudited - See Review Engagement Report)



                                                      2000          1999
                                                  ___________    ___________
                                                                 (Note 3 a))

REVENUE - Product sales	                          $     1,379    $         -
COST OF SALES                                               -              -
                                                  ___________    ___________

                                                        1,379              -
                                                  ___________    ___________

ADMINISTRATIVE EXPENSES
   Camp cleanup                                         1,000              -
   Legal and accounting                                 1,000              -
   Office, rent and miscellaneous                      11,071              -
   Transfer agent and regulatory fees                     828              -
   Travel and promotion                                20,868              -
   Website development                                    202              -
                                                  ___________    ___________

                                                       34,969              -
                                                  ___________    ___________

LOSS FOR THE PERIOD                                (   33,590)             -


DEFICIT, BEGINNING                                 (  490,916)             -
                                                  ___________    ___________

DEFICIT, ENDING                                   $(  524,506)   $         -
                                                  ===========    ===========



LOSS PER SHARE                                              -              -
                                                  ===========    ===========


WEIGHTED AVERAGE NUMBER OF SHARES                  21,805,788              -
                                                  ===========    ===========





                        See accompanying notes.










                    INOUYE TECHNOLOGIES (CANADA) INC.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
               THREE MONTH PERIOD ENDED NOVEMBER 30, 2000
               (Unaudited - See Review Engagement Report)


                                                      2000          1999
                                                  ___________    ___________
                                                                 (Note 3 a))

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
   Loss for the period                            $(   33,590)   $         -

   Changes in non-cash working capital items
      Accounts receivable                                 594              -
      Deposits and prepaid expenses                (   53,924)             -
      Accounts payable and accrued liabilities     (        9)             -
      Deposits from investors                          74,225              -
                                                  ___________    ___________

NET DECREASE IN CASH                               (   12,704)             -

CASH, BEGINNING                                        25,288            101
                                                  ___________    ___________

CASH, ENDING                                      $    12,584    $       101
                                                  ===========    ===========





                        See accompanying notes.








                   INOUYE TECHNOLOGIES (CANADA) INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              THREE MONTH PERIOD ENDED NOVEMBER 30, 2000
              (Unaudited - See Review Engagement Report)


1. GENERAL

   The Company was incorporated under the laws of Alberta, Canada and was subsequently continued as a federal company under the Canada Business Corporations Act on June 18, 1980. Since incorporation, the Company has undergone a number of name changes and on December 15, 1999 changed its name from Vescan Equities Inc. to Inouye Technologies (Canada) Inc.

2. FUTURE OPERATIONS

   These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, they do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

   As at November 30, 2000, the Company has an accumulated deficit of $524,506 and incurred a loss of $33,590 during the three month period ended November 30, 2000. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing and to achieve profitable levels of operations.

3. SIGNIFICANT ACCOUNTING POLICIES

   a) Basis of Presentation - Business Combination

      On December 29, 1999, pursuant to the terms of a share purchase agreement dated July 20, 1999, the Company acquired 100% of the issued and outstanding shares of Inouye Technologies Inc. in exchange for 16,700,000 post-consolidation shares of the Company. As a result of this transaction, the former shareholders of Inouye Technologies Inc. received shares representing an aggregate of 82.56% of the Company's outstanding shares, resulting in a change in control of the Company.

      The acquisition has been accounted for as a reverse takeover under which the legal subsidiary (Inouye Technologies Inc.) is considered to be the acquiring entity and the consolidated entity is considered to be a continuation of Inouye Technologies Inc.

      The November 30, 1999 comparative figures are those of Inouye Technologies Inc. (the legal subsidiary).

   b) Use of Estimates

      The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.









                   INOUYE TECHNOLOGIES (CANADA) INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              THREE MONTH PERIOD ENDED NOVEMBER 30, 2000
              (Unaudited - See Review Engagement Report)


3. SIGNIFICANT ACCOUNTING POLICIES - Continued

   c) Financial Instruments

      The fair value of the Company's cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and deposits from investors approximate their carrying amounts because of the immediate or short-term to maturity of these financial instruments.

   d) Loss Per Share

      Loss per share is calculated based on the weighted average number of shares outstanding during the period.

   e) Research And Development Costs

      Research costs are expensed as incurred. Development costs are deferred if they meet certain criteria.

   f) Deferred Development Costs

      These costs will be amortized commencing in the period during which commercial production and sales of a product commences.

4. DEFERRED DEVELOPMENT COSTS

   By a purchase and sale agreement dated March 1, 1999, Inouye Technologies Inc. acquired certain technologies for $845,000 (13,000,000 shares at a price of $0.065 per share).

   The technologies include the rights and interest to design and drawings, engineering information computer programs and files, research and development records and other data and information relating to products and technologies described as Power Products, Audio Products and Speaker Products.

5. SHARE CAPITAL

   a) Authorized - unlimited number of common shares without par value.

   b) Issued

                                                         Shares      Consideration
                                                       __________    _____________

      Balance, August 31, 2000 and November 30, 2000   21,805,788    $   1,292,000








                   INOUYE TECHNOLOGIES (CANADA) INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              THREE MONTH PERIOD ENDED NOVEMBER 30, 2000
              (Unaudited - See Review Engagement Report)


6. DEPOSITS FROM INVESTORS

a) Private Placement

       $102,100 has been received from investors pursuant to an Offering Memorandum dated May 8, 2000 for the private placement of units at $0.35 per unit.

       The Company has closed the offering. 291,713 units will be issued. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional share at $0.35 during the first year following closing of the offering and at $0.41 during the second year. A finder's fee of 10% ($10,210) will be paid.

   b) Deposits From Investors - Other

       The Company has received $43,500 from investors for general working capital use.

7. RELATED PARTY TRANSACTIONS

   Deposits and prepaid expenses includes $26,050 paid to a company owned by a Director of Inouye Technologies (Canada) Inc. The deposits are for the production of the Company's Synergistic Power Line Conditioner for future delivery and for additional development of the Company's VideoGuard power line conditioner.

8. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   Except as described below, there are no material differences in these financial statements between Canadian generally accepted accounting principles ("Canadian GAAP") and those applicable in the United States ("U.S. GAAP") or from practices prescribed by the Securities and Exchange Commission.

   Deferred Development Costs:

   U.S. GAAP requires that development costs be charged as an expense of the period in which they are incurred. Canadian GAAP permits development costs to be deferred to future periods if certain criteria are met. The Company has deferred $845,000 in development costs in the accounts. Accordingly, the application of U.S. GAAP would result in a material difference from Canadian GAAP.









                   INOUYE TECHNOLOGIES (CANADA) INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              THREE MONTH PERIOD ENDED NOVEMBER 30, 2000
              (Unaudited - See Review Engagement Report)


8. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
   - Continued

   The effect of the difference between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and statements of operations and deficit is summarized as follows:


                                                          2000             1999
                                                      ____________     ____________
Deferred development costs (deferred) under
  Canadian GAAP                                       $    845,000     $    845,000
Adjustment for U.S. GAAP                                (  845,000)       ( 845,000)
                                                      ____________     ____________

Deferred development costs (deferred) under
  U.S. GAAP	                                          $          -                -
                                                      ============     ============

Deficit under Canadian GAAP                           $ (  524,506)    $  (       -)
Adjustment for expensing of development costs           (  845,000)       ( 845,000)
                                                      ____________     ____________

Deficit under U.S. GAAP                               $ (1,369,506)    $  ( 845,000)
                                                      ============     ============








                               PART III

ITEM 1. INDEX TO EXHIBITS.

     Copies of the following documents are included as exhibits to this Form 10-SB pursuant to Item 601 of Regulation SB.

             SEC
 Exhibit   Reference
 Number     Number                     Description
---------  ---------  -----------------------------------------------
   1          2.1     Share Purchase and Sale Agreement
   2          3.1     Certificate of Registration
   3          3.2     Articles of Incorporation as Amended
   4          3.3     Bylaws
   5          4.1     Specimen Stock Certificate
   6         10.1     Agreement with FS Capital Markets Group Inc.
   7         21.1     Subsidiaries of Inouye Technologies (Canada)
                      Inc.
   8         23.1     Consent of Accountants
   9         99.1     Form F-X
  10         27       Financial Data Schedule (For SEC purposes only)





                              SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Inouye Technologies (Canada) Inc.
                                 [Registrant]


                                 /s/ Shailen Singh
                                 -----------------
                                 By: Shailen Singh
                                 Title: Chairman and President

Date: January 16, 2001